OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Live Shop Buy, Inc.

101 Crawfords Corner Rd
Suite 4-202
Holmdel, NJ 07733

https://liveshopbuy.com



21739 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


THE OFFERING

Maximum 232,608* shares of Class B Common Stock ($106,999.68)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 21,739 shares of Class B Common Stock ($9,999.94)


Company	Live Shop Buy, Inc.
Corporate Address	101 Crawfords Corner Road suite 4-202R Holmdel, NJ 07733
Description of Business	We are a Location-based (Hyper-local) eCommerce Marketplace offering online storefronts and marketing tools for local businesses. Unlike other online marketplaces the copyrighted and Patent Pending technology used (currently under founder Joseph Anselmo's name and we plan to assign same to LiveShopBuy) gives the small business owner an advantage over the Big Box stores and national Chains. In addition to helping small business thrive we give back a percentage of our net profits back into the communities where the sales originated to help fund programs for the homeless, food banks, senior care and families in need.
Type of Security Offered	Class B Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$0.46
Minimum Investment Amount (per investor)	$349.60


Perks**

IF YOU INVEST $500 OR MORE YOU WILL RECEIVE –
A $50.00 gift card credit to shop at LiveShopbuy
Gold level Membership in LiveShopBuy's shopper rewards program*

IF YOU INVEST $2,500 OR MORE YOU WILL RECEIVE –
A $250.00 gift card credit to shop at LiveShopbuy
Platinum level Membership in LiveShopBuy's shopper rewards program*
Free ad on LiveShopBuy's home page for 30 days
90-minute Strategic Business Review coaching session*


60-minute consultation on the components of Developing a Business Plan *
Perks may be gifted to a third party

IF YOU INVEST $6,500 OR MORE YOU WILL RECEIVE -
A $500 gift card credit to shop at LiveShopbuy.com
Diamond level Membership in LiveShopBuy's shopper rewards program*
Featured ad on LiveShopBuy's home page for 60 days
90 Minute Strategic Business Review coaching session *
60 minute consultation on the components of Developing *
Featured ad in LiveShopBuy's Newsletter, Local Spotlight or Social Media pages
Perks may be gifted to a third party

IF YOU INVEST $15,000 OR MORE YOU WILL RECEIVE -
A $750 gift card to shop at LiveShopbuy.com
Entrepreneurial Club Membership in LiveShopBuy's shopper rewards program*
Featured ad on LiveShopBuy's home page for 90 days
90 Minute Strategic Business Review coaching session *
60 minute consultation on the components of Developing a Business Plan *
Featured ad in LiveShopBuy's Newsletter, Local Spotlight and Social Media pages
A "Premium for Life" subscription for your business
Perks may be gifted to a third party

*- **All perks occur after the offering is completed.*
**The Millington Group and Focal Point Business Coaching of New Jersey are approved
LiveShopBuy Partners*

* LiveShopBuy's Shopper Loyalty and Rewards Program
*Gold level - receive 1,000 points worth $10.00 - Plus, earn 1 point/dollar on purchases
made at LiveShopBuy.com*
*Platinum level - receive 5,000 points worth $50.00 - Plus, earn 1.5 points/dollar on
purchases made at LiveShopBuy.com*
*Diamond level receive 20,000 points worth $200.00 - Plus, earn 2 points/dollar on
purchases made at LiveShopBuy.com*
*Entrepreneurial Club receive 50,000 points worth $500.00 - Plus, earn 2 points/dollar
on purchases made at LiveShopBuy.com*

The 10% Bonus for StartEngine Shareholders

Live Shop Buy, Inc. will offer 10% additional bonus shares for all investments that are
committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in
the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+

campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $0.46 / share, you will receive 10 Class B Common Stock bonus shares, meaning you'll own 110 shares for $46. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

LiveShopBuy is a location-based, mobile-ready, comprehensive sales and marketing eCommerce marketplace with a hyper-local directory. It's like an Amazon, eBay and the Yellow pages all in one, but the copyrighted and patent pending technologies used (currently under founder Joseph Anselmo's name and we plan to assign same to LiveShopBuy) gives the consumer a convenient way to shop local, and local businesses unrivaled local exposure but with a National Reach.

Merchants competing on Amazon or eBay against big box stores, national brands and institutional sellers requires lots of attention and money. With LiveShopBuy we make it easy for small business to market and sell their products and services and to provide a great experience for their customers.

Charitable Initiative

Based on our research, we are also the first "small business-focused" Marketplace with the charitable initiative of giving back to *the community*. Unlike such programs as Amazon's Smile that gives back to 501(c)(3) charities, LiveShopBuy is specifically dedicated to returning a percentage of profits to the communities from where the sales originated to help fund programs for the homeless, food banks, senior care and families in need.

Sales, Supply Chain & Customer Base

Our Technology

What makes us different? Through our use of copyrighted and patent pending technology* when a shopper shops on LiveShopBuy we follow the shipping zip code that's in the shopper's profile unlike our competitors who follow the shopper and their location, we think that's an invasion of privacy ------ Because of our technology, merchants in the shopper's community come up first in the search results regardless of the shopper's location, compared to other eCommerce sites where the merchants with the most ratings and reviews come up first. We believe this to be a big advantage for the new merchant on the block or small business owner. BUT the shopper has the option of clicking an "I'm Traveling Button" which will then change our search algorithm and bring up merchants that are local to their current location.

New Way's to Grow

Technology is changing quickly and has made huge strides, yet we believe many local businesses are still marketing and advertising like it was the 1990's...and that doesn't work anymore. Our turn-key solution helps small businesses and merchants increase their online & mobile presence to connect with new customers, as well as giving existing one's good reasons to come back for more. LiveShopBuy's platform is free to all businesses. They receive a digital storefront, a local and national directory listing and the marketing tools to help their business grow. And for the businesses who needs more features, we have a paid subscription plans to fit their needs.

Check out some of the features below. Some of the features are available on our paid subscription plans.

✓ Store Front

✓ Business Info

✓ Deal of the Day

✓ Directory Listing

✓ Mobile Ready

✓ Seller Locator

✓ Social Media

✓ Promotional Coupons

✓ Dedicated Support Team

✓ Loyalty Program

✓ SEO/ Keywords & Meta Tags

✓ Up To 1,000,000 SKU's

- ✓ Featured Directory Listing

- ✓ Custom Advance Reporting

- ✓ Geo-Targeted Mobile Marketing

- ✓ Buyer & Seller Communication

- ✓ Multi-Channel Inventory

- ✓ Featured Product Listing

How we Earn

We rolled out a beta "Merchant" launch February 16th and on April 24th hit our first product milestone of 1,000 products. To quickly build merchant and product inventory we are giving away to the first 250th retail merchants a Free "[Premium for Life]" subscription. LiveShopBuy will launch its marketplace to the public when it has a good variety of inventory online. The free Premium for Life offer will end at that time or when we have registered our 250th retail merchant. The free "[Basic]" for life subscription shall remain free forever.

Subscription plans are monthly or annual:
Plans are billed through PayPal's secure platform under strict PCI and GDPR compliance policies.

Revenue on merchant product sales:
We earn an administration fee (commission) on all products sold. The fees range from six percent (6%) to fifteen percent (15%) depending on subscription plan of the merchant whose product was sold.

Marketing and Advertising revenue:
We earn on fees charged for marketing and advertising purchased by merchants and outside companies who wish to advertise in LiveShopBuy. Types of services are banner ads, featured product listings, featured directory listings, pay-per-click advertising, social media, blogging and all other marketing services including mail and email campaigns.

Revenue from Maintenance Contracts:
We earn on fees charged on monthly, quarterly and annual maintenance contracts

Revenue from Website Design work:
We build custom database and eCommerce websites for our customer outside of the LiveShopBuy platform for customers who need complimentary websites for their business. An example of this would be a company who sells vitamins, supplements and prescription medicine. They may only upload their vitamins and supplements to LiveShopBuy's marketplace but want their own website for their recurring

prescription medicine business.

LiveShopUniversity revenue stream:
Partnering with a Business Coach or Trainer is well proven to dramatically increase the knowledge, skill, accountability and attitude necessary for high performance in individuals, a team, the leaders and therefore the business. At LiveShopUniversity businesses will find "How to Video's" and other free tools along with paid one-on-one coaching, group coaching, video archived business courses and more.

Competition

There are many online eCommerce marketplace competitors but none bigger than Amazon. According to [Axios](#) Amazon has 49.1% of the online shopping market with eBay in second with only 6.6% followed by Walmart, Costco, Best Buy and others. However, Amazon only has 5% of the total retail sales online and offline. There's tremendous for growth in the industry and we're not trying to go head-to-head with Amazon. Our focus is helping the small to mid-size business grow through hyper-local exposure within their community and surrounding communities but with a national reach. And our "Community First" program is unlike Amazon's "Smile" and other competitor programs

Liabilities and Litigation

LiveShopBuy is not involved in any litigation and is debt free.

Please Note:

* The IP patent was initially filed under the founder's name Joseph Anselmo. Our attorney's are in the process of having the patent assigned to LiveShopBuy.

The team

Officers and directors

Joseph Anselmo	Chairman (Director) & CEO
Rich Hanley	President, CMO & Director

Joseph Anselmo
Our CEO works full time guiding the company on a day-to-day basis. Mr. Anselmo's business experience spans across a variety of industries, including telecom, technology and finance. He's founded, funded, and operated numerous businesses on these fronts that have experienced significant success during his 40-plus year career. Mr. Anselmo brings this eye for opportunity and ability to lead to LiveShopBuy as CEO. His main responsibilities include operations management, financial management, platform development, and assisting with future development strategy. An entrepreneur by nature, Mr. Anselmo enjoys challenges and thinking outside the

box. He graduated from Fairleigh Dickerson University with a Bachelor of Science degree in Business management and enjoys golfing, water sports, snow skiing and wine making. In 2000 Mr. Anselmo designed and launched an LOS (Loan Origination Software) platform called Titan-MMS for the mortgage industry. He later sold Titan to Lenderlab.com a Utah based online mortgage company. He stayed in finance with the Mortgage banking firm AnnieMac managing his own branch from 2010 till 2013 when he merged his branch with AnnieMac East Brunswick. He continued on managing his team of loan officers until June 2017 at which time he focused his full time attention to LiveShopBuy.

Rich Hanley
The LiveShopBuy concept was envisioned by Co-founder, President, CMO and board member, Rich Hanley, a seasoned sales, marketing, and business development executive with expertise in directing creative initiatives. Rich has started multiple companies two of which were in the wireless industry. Premier Wireless which secured the first exclusive national telemarketing contract with AT&T Wireless quickly become one the top wireless sales agents and distributors in the country with revenues over 55 million. Rich eventually sold the company for 10 million a few years after it was started and later the company sold again for over $265 million dollars to a public company. During his time at with 9G Communications – one of the other very successful wireless marketing startups he founded – he grew the company to $65 million in revenues in under 3 years. In fact, he experienced so much success, that friends and associates began hounding him for advice on how to use the internet to grow their own small businesses. After realizing that there was no cost-effective way for these businesses to drive local traffic to their business or website, he began to act on it – and LiveShopBuy was the result. In 2014 Mr. Hanley founded Elethal a performance based marketing company specializing in lead generation through online and offline lead generation strategies which consisted of Inbound & Outbound Telemarketing (both onshore and offshore), the Internet through online and mobile advertising (CPA, CPL), and search Click-to-Call as well as SEO, SEM & SMM. He continues working with accounts seeking his expertise at the same time working between 30 to 40 hours a week for LiveShopBuy. Rich's primary source of income is Elethal until such time that LiveShopBuy becomes self sufficient.

Number of Employees: 9

Related party transactions

Mr. Anselmo has invested $152,850.00 as of June 18, 2018 as follows: 3-27-17 $350.00 for 3.5M founders shares of which 2,214,943 shares are vested as Dec 31, 2017 11/29/17 invested $15,000 in Class A Common Stock 100% vested 06-08-17 invested in a SAFE $12,500 has not converted 06-22-17 invested $50,000 in a SAFE - has not converted 02-12-18 invested $15,000 in Class A Common Stock - fully vested 03-08-18 invested $15,000 in Class A Common Stock - fully vested 04-04-18 invested $15,000 in Class A Common Stock - fully vested 05-23-18 invested $15,000 in Class A Common Stock - fully vested 06-17-18 invested $15,000 in Class A Common Stock - fully vested

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Copyright and IP patent** We use copyrighted and patent pending technology, but Copyrights, and patents and other intellectual property could be unenforceable or ineffective. IP is a complex field of law and it is possible that competitors will be able to design IP close to if not exactly like ours. Fighting the battle in court could take years and millions of dollars. This may have a negative effect on the company's future valuation. The IP is not currently owned by the company. It was initially filed under the founder's name Joseph Anselmo. Our attorney's are in the process of having the patent assigned to LiveShopBuy.

- **Some of our competitors have been around for a while.** Merchants are joining our platform but there are no guarantees that this trend will continue. There is always the risk of a new marketplace launching creating an even tougher competitive market. In addition, there are Amazon, eBay and other well known online marketplaces to consider. Going up against these monsters will be a challenge.

- **You cannot easily resell the securities.** This offering is for Class B Common Stock shares that represent ownership in LiveShopBuy, but the company is not listed on any exchange. Shares can be sold if LiveShopBuy ever has an IPO on an exchange or when the company goes through a merger or acquisition or institutes a stock buyback programs, which allow investors to sell their shares back to LiveShopBuy.

- **Please note, our financial review includes a going concern note.** Our ability to continue operations for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **You should consider our current valuation and analize the results of our 409A document before making an investment.** A valuation analysis of fair market value of the common equity of LiveShopBuy, Inc. was conducted by a third party valuation company, Carta Valuations, LLC on June 19, 2018 under Section 409A of the Internal Revenue Code. Consistent with Revenue Ruling 59-60 and standard practice, the following factors have also been analyzed and accorded due weight, where applicable: ■ The nature and history of the entity's business; ■ The general economic conditions and specific industry outlook; ■ The book value of the entity and its financial condition; ■ The earning capacity of the entity; ■ The entity's distribution history and capacity; ■ The existence of goodwill or other intangible value within the business; ■ Prior interest sales and the size of the interest being valued; ■ The market price of companies engaged in the same or a similar line of business having their equity securities actively traded in a free and open market. Carta considered differences between the Company's preferred and common shares with respect to liquidation preferences, conversion rights, voting rights, and other features. They also considered appropriate adjustments to recognize lack of marketability related to the Subject Interest. Based on the information provided and the analysis conducted, and subject to the attached Statement of Limiting Conditions, it is their opinion that the value of LiveShopBuy, Inc.'s Class A Common Stock and Class B Common Stock as of the Valuation Date is - $0.42 Carta Valuations LLC's fee for this service is not contingent upon the results of the Valuation expressed herein. This Valuation is subject to the terms and conditions of the master subscription agreement between eShares, Inc. (an affiliate of Carta Valuations LLC) and LiveShopBuy, Inc.

- **The business projections we've made are only estimates.** There can be no assurance that LiveShopBuy will meet those projections. The valuation we made is based on current value as per the 409A valuation report conducted on June 19th 2018. There are no guarantees that we will hit our projections. Factors like competition, marketing budget, sales efforts, market conditions and so many other factors could prevent us from reaching our goals.

- **future value** LiveShopBuy's current and future value depends on the volume of business participation and shopper activity. LiveShopBuy intends to continue to innovate and build its intellectual property portfolio as we discover new technologies related to helping small business grow. There are however, no guarantees that the trends that we see in the marketplace today will continue or that our competition becomes so strong that it completely stifles our growth.

- **Amazon is leading the way in online shopping.** Yes we will be competing with them and their established merchants who currently have products on their marketplace. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology obsolete or that the technology developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that the competition will intensify.

- **IP Patent** The IP patent was initially filed under the founder's name Joseph Anselmo. Our attorney's are in the process of having the patent assigned to LiveShopBuy.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joseph Anselmo, 47.6% ownership, Class A Common Stock
- Richard Hanley, 39.07% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 7,937,250

Voting Rights

The Company is authorized to issue up to 20,000,000 shares of Class A Common Stock. There are a total of 7,937,250 shares fully diluted.

The holders of shares of the Company's Class A Common stock, par value $0.0001 per share are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Common Stock may be entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class A Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class A Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Stock, preferred shares and any additional classes of preferred stock that we may designate in the future.

- Class B Common Stock: 0

Voting Rights

The Company is authorized to issue up to 10,000,000 shares of Class B Common Stock. There are a total of 0 shares currently outstanding.

The holders of shares of the Company's Class B Common Stock, par value

$0.0001 per share are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class B Common Stock may be entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class B Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Common Stock, preferred shares and any additional classes of preferred stock that we may designate in the future.

- Stock Options - convert to Class A Common Stock: 233,198

Voting Rights

The Company is authorized to issue up to 1,400,000 stock options. There are a total of 233,198 non-qualified stock options issued .

The holders of stock options of the Company's do not have voting rights unless they are exercised to purchase Class A Common Stock. Currently there have been no exercised stock options.

- SAFE (Simple Agreement for Future Equity): 100,000

Converts into Preferred stock

Voting Rights

The investors of the SAFE do not have voting rights. Conversion to preferred stock occurs at the closing of a preferred stock offering, a merger, acquisition or IPO.

Dividend Rights

There are no dividend rights for holders of SAFEs until it converts to preferred stock. The payment of dividends on the preferred stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the preferred stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

If there is a Liquidity Event before the expiration or termination of this SAFE, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's SAFE are subject to and may be adversely affected by, the rights of the holders of shares of any series of Preferred stock, Class A Common Stock, Class B Common Stock and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

This offering is for Class B Common stock with no voting rights. As a minority holder of Class B Common stock, you will have no voting rights on corporate matters, except as required under applicable law, and therefore you will have very little power to influence the operations of the business, if at all.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and as an early stage company we will reinvest any earnings back into the company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

In addition, LiveShopbuy has $100,000 in convertible notes (SAFE) outstanding that will convert to Class A Common Stock when certain events occur as stated in the SAFE agreement here. Dilution will occur during this conversion.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We rolled out a merchant launch to businesses on February 16, 2018 . We are offering free accounts to all businesses until we reach an inventory of at least 5,000 products or the registration of 250 businesses under the free program whichever comes first.

At the time of this writing there are two thousand (2,000) products in the marketplace. There is currently no monthly recurring revenue generated by merchant subscription plans since all merchants are under a free offering. There is minimal revenue collected as a result of product sales since we have not started marketing to the general public. Monthly recurring revenue, revenue from product sales, advertising and revenue from marketing and maintenance contracts are not anticipated until the end of September 2018 when we include the consumer in our marketing efforts.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months and with the small amount of current revenue.

Financial Milestones

The company is investing in continued growth of the online marketplace before the rollout of the website to customers in October 2018, and is generating sizeable net income losses as a result.

The company will use proceeds from this offering for sales and marketing; and to expand operations until the website is a viable marketplace for businesses and customers.

Raising $106,999.68 would be a future financial milestone for us. We have not yet launched to the general public so we do not have many past financial milestones, but we are negotiating for advertising space to companies who wish to offer their services to our business clients. Partnership fees are $6,000 per year to be part of LiveShopUniverstiy.com which is our education site for our business clients.

Anticipated revenue events include partnership negotiations for LiveShopUniversity which is LiveShopBuy's education platform. We are just starting to sell advertising space to local banks and businesses so advertising revenue. If we sell out all available space on our home page it would bring in an additional $20,000 in the first year. Advertising rates will increase according to analytics thereafter. By October we anticipate having 10,000 new products online. Our sales force currently consists of outside Affiliates who are paid commission only so there's no anticipated added cost to reach these other than marketing dollars. As discussed and noted in the campaign we are dedicating 50% of all investments to marketing.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Currently Mr Anselmo is continuing to invest his own personal capital into the company for continued sales and marketing efforts as well as paying the continued day to day operations of the company. If the company is successful in this offering, the cash will immediately be used to increase our sales and marketing efforts as well as paying down liabilities as stated in the use of proceeds below.

The company's use of funds from this offering would pay on going expenses and increase sales and marketing efforts. If we raise the minimum amount, then only expenses related to this offering will be met. If we raise the maximum then we will be able to continue operations for another 12 months with the additional revenue from sales.

Indebtedness

The Company has not had any material terms of indebtedness; the only amounts due at 12/31/17 were short-term payables totaling $25,554.

Recent offerings of securities

- 2017-11-29, Section 4(a)(2), 126750 Class A Common Stock. Use of proceeds: Continued platform development
- 2017-06-08, section 4(a)(2), 75000 SAFE - converts into Class A Common Stock. Use of proceeds: Raised $75,000 in SAFE investments for continued Platform Development and expenses
- 2017-06-26, section 4(a)2), 25000 SAFE - converts into Class A Common Stock. Use of proceeds: Raised $25,000 in SAFE investments for continued Platform Development and expenses

Valuation

$3,758,406.08

A valuation analysis of fair market value of the common equity of LiveShopBuy, Inc. was conducted by a third party valuation company, Carta Valuations, LLC on June 19, 2018 under Section 409A of the Internal Revenue Code. Consistent with Revenue Ruling 59-60 and standard practice, the following factors have also been analyzed and accorded due weight, where applicable: ■ The nature and history of the entity's business; ■ The general economic conditions and specific industry outlook; ■ The book value of the entity and its financial condition; ■ The earning capacity of the entity; ■ The entity's distribution history and capacity; ■ The existence of goodwill or other intangible value within the business; ■ Prior interest sales and the size of the interest being valued; ■ The market price of companies engaged in the same or a similar line of business having their equity securities actively traded in a free and open market. Carta considered differences between the Company's preferred and common shares with respect to liquidation preferences, conversion rights, voting rights, and other features. They also considered appropriate adjustments to recognize lack of marketability related to the Subject Interest. Based on the information provided and the analysis conducted, and subject to the attached Statement of Limiting Conditions, it is their opinion that the value of LiveShopBuy, Inc.'s Class A Common Stock and Class B Common Stock as of the Valuation Date is - $0.46 Carta Valuations LLC's fee for this service is not contingent upon the results of the Valuation expressed herein. This Valuation is subject to the terms and conditions of the master subscription agreement between eShares, Inc. (an affiliate of Carta Valuations LLC) and LiveShopBuy, Inc. Consistent with Revenue Ruling 59-60 and standard practice, the following factors have also been analyzed and accorded due weight, where applicable: ■ The nature and history of the entity's business; ■ The general economic conditions and specific industry outlook; ■ The book value of the entity and its financial condition; ■ The earning capacity of the entity; ■ The entity's distribution history and capacity; ■ The existence of goodwill or other intangible value within the business; ■ Prior interest sales and the size of the interest being valued; ■ The market price of companies engaged in the same or a similar line of business having their equity securities actively traded in a free and open market. Carta considered differences between the Company's preferred and common shares with respect to liquidation preferences, conversion rights, voting rights, and other features. They also considered appropriate adjustments to recognize lack of marketability related to the Subject Interest. Based on the information provided and the analysis conducted, and subject to the attached Statement of Limiting Conditions, it is their opinion that the value of LiveShopBuy, Inc.'s common stock both Class A Common Stock and Class B Common Stock as of the Valuation Date is $0.46 Carta Valuations LLC's fee for this service is not contingent upon the results of the Valuation expressed herein. This Valuation is subject to the terms and conditions of the master subscription agreement between eShares, Inc. (an affiliate of Carta Valuations LLC) and LiveShopBuy, Inc.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.94	$106,999.68
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9399.94	$100,579.68
Use of Net Proceeds:		
R& D & Production	$0	$0,000
Marketing	$1,000	$50,000
Working Capital	$8,399.94	$50,579.68
Total Use of Net Proceeds	$9,399.94	$100,579.68

We are seeking to raise a minimum of $9,999.94 to a max of $106,999.68in this initial offering. If we raise $9,999.94, use of proceeds would be allocated to paying legal, accounting and other fees associated with this offering and some social media marketing to promote our continuing fund raising efforts. When the full $106,999.68 is raised, nearly 50% will go toward sales and marketing with the balance toward new hires and working capital. By the end of this campaign, we will be directing all marketing inititives toward the consumer, promoting our merchant's products. Our marketing efforts will include; social media marketing as well as cable T.V and radio.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments, salaries, accounting and legal expenses and any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to LiveShopBuy or its officers or directors.

Compliance failure

LiveShopBuy, Inc. has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://investment.LiveShopBuy.com/annual. The annual reports will be available within 120 days of the end of the LiveShopBuy's fiscal year ending December 31st.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Live Shop Buy, Inc.

[See attached]

I, Joseph Anselmo the CEO of Live Shop Buy, Inc. hereby certify that the financial statements of Live Shop Buy, Inc. and notes thereto for the periods ending December 31, 2017 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0 taxable income of $ -105,631 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of August 27, 2018

 (Signature)

CEO

August 27, 2018



MENDONCA & PARTNERS

Certified Public Accountants LLC

www.MPCPALLC.com



LiveShopBuy

LIVE SHOP BUY, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016



...Your Business, Our Passion!

TABLE OF CONTENTS



MENDONCA & PARTNERS
Certified Public Accountants LLC

Helder Mendonca, CPA
Robert G. D'Uva, CPA
Amedeo Luongo, CPA
João P. Santos, CPA

...Your Business, Our Passion!

Independent Accountant's Compilation Report

To the Stockholders of
Live Shop Buy, Inc.
Holmdel, NJ

Management is responsible for the accompanying financial statements of Live Shop Buy, Inc. (a corporation), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and accumulated deficit, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Mendonca & Partners, CPAs, LLC

Union, NJ
July 2, 2018

NEW JERSEY | NEW YORK

1030 Salem Road, Union, NJ 07083 TEL 908.352.9797 FAX 908.351.4520 www.MPCPALLC.com

LIVE SHOP BUY, INC.
Balance Sheets
December 31, 2017 and 2016

ASSETS

	2017	2016
Current assets:		
Cash and cash equivalents	$15,331	$3,914
Total current assets	15,331	3,914
Platform development costs	35,137	10,173
	$50,468	$14,087

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
Current liabilities:		
Accounts payable	$19,823	$-
Payroll payable	1,073	-
Income tax payable	520	3
Credit card payable	4,138	2,253
Total current liabilities	25,554	2,256
Stockholders' equity:		
Common stock, $0.0001 par, 10,000,000 shares authorized, 7,303,500 shares issued and outstanding as of December 31, 2017, and $.01 par, 3,000 shares authorized, 0 shares issued and outstanding as of December 31, 2016	32,200	-
SAFE convertible instruments	100,000	32,000
Paid-in capital	18,514	-
Accumulated deficit	(125,800)	(20,169)
Total stockholders' equity	24,914	11,831
	$50,468	$14,087

See accompanying notes to the financial statements.

2

LIVE SHOP BUY, INC.
Statements of Operations and Accumulated Deficit
For the years ended December 31, 2017 and 2016

	2017	2016
Revenue	$9,402	$-
Cost of revenues earned	6,172	-
Gross profit	3,230	-
Operating expenses:		
Selling, general and administrative expenses	107,629	16,103
Total operating expenses	107,629	16,103
Loss from operations	(104,399)	(16,103)
Other income (expense):		
Interest income	15	39
Interest expense	(747)	(472)
Total other income (expense)	(732)	(433)
Loss before taxes	(105,131)	(16,536)
Provision for income taxes	500	3
Net loss	(105,631)	(16,539)
Accumulated deficit, beginning of year	(20,169)	(3,630)
Accumulated deficit, end of year	($125,800)	($20,169)

LIVE SHOP BUY, INC.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2017 and 2016

	Common Stock	SAFE Convertible Instruments	Paid-in Capital	(Accumulated Deficit)	Total
Balance, January 1, 2016	$-	$10,000	$-	($3,630)	$6,370
Stockholders' contributions	-	22,000	-	-	22,000
Net loss	-	-	-	(16,539)	(16,539)
Balance, December 31, 2016	-	32,000	-	(20,169)	11,831
Stockholders' contributions	32,200	68,000	-	-	100,200
Stock options vested	-	-	18,514	-	18,514
Net loss	-	-	-	(105,631)	(105,631)
Balance, December 31, 2017	$32,200	$100,000	$18,514	($125,800)	$24,914

LIVE SHOP BUY, INC.
Statements of Cash Flows
For the years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	($105,631)	($16,539)
Adjustments to reconcile net loss to net cash (used for) operating activities:		
Stock-based compensation	18,514	-
Increase (decrease) in:		
Accounts payable	19,823	-
Credit card payable	1,885	(95)
Payroll payable	1,073	-
Income taxes payable	517	3
Net cash (used for) operating activities	(63,819)	(16,631)
Cash flows from investing activities:		
Capitalized platform development costs	(24,964)	(10,173)
Net cash (used for) investing activities	(24,964)	(10,173)
Cash flows from financing activities:		
Proceeds from issuance of common stock	32,200	-
Proceeds from issuance of SAFE convertible instruments	68,000	22,000
Net cash provided by financing activities	100,200	22,000
Net increase (decrease) in cash	11,417	(4,804)
Cash and cash equivalents, beginning of year	3,914	8,718
Cash and cash equivalents, end of year	$15,331	$3,914
Supplemental disclosure of cash flow information:		
Interest paid	$747	$472
Income taxes paid	$3	$5

LIVE SHOP BUY, INC.
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

1.   Summary of Significant Accounting Policies

This summary of significant accounting policies of Live Shop Buy, Inc. (the "Company") is an integral part of financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America.

A.   Nature of Operations

Live Shop Buy, Inc. was formed under the laws of the State of Delaware on September 29, 2015, started software development in December of 2015, and began operations in October of 2017. On March 27, 2017, the board of directors approved a resolution to file a restated and amended certificate of incorporation to increase the number of authorized shares. The total number of shares which the corporation is authorized to issue is 10,000,000 shares of common stock, with a par value of $0.0001 per share. The common stock shall have one vote per share.

The Company is principally engaged in providing a location-based eCommerce marketplace comprised of small to medium sized businesses. You will not find Big Box stores on the LiveShopBuy marketplace. Geo-fencing by way of our copyrighted (IP Patent pending) location-based technology gives the consumer (shopper/community resident) a convenient way to search locally for goods and services, and provides the local business organization unrivaled local exposure but with a national reach. Businesses and consumers can connect and communicate directly through LiveShopBuy's Local Business Directory.

In addition to helping business grown it's in our DNA to give back to local communities and to inspire others to do the same. LiveShopBuy gives up to five percent (5%) of its net revenue back into the communities where the sales originated to assist with caring for the homeless, food pantries, senior care and families in distress.

B.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

C.   Use of Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

   D. Cash and Cash Equivalents

   For purposes of the statement of cash flows, cash and cash equivalents include all amounts in the balance sheet captioned *Cash and cash equivalents*. The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

   E. Financial Instruments and Concentration of Credit Risk

   Financial instruments, which potentially subject the Company to a concentration of credit risk, consist of cash and cash equivalents, accounts receivable, and accounts payable.

   F. Revenue Recognition

   Revenue is derived on a recurring basis in providing subscriptions to the online marketplace and the hosting and maintenance of websites created for customers. Revenue is also derived from consulting and development for customer websites, and from marketing and advertising services.

   Revenue is recognized when earned and when the service or product has been delivered, and once all of the following criteria for revenue recognition have been met: (1) persuasive evidence of an agreement exists; (2) the services have been rendered; (3) the fee is fixed and determinable; and (4) collection of the amounts due is reasonably assured. Amounts collected in excess of recognizable revenue are deferred until earned.

   Unearned revenue consists of billings or payments received in advance that relate to services to be rendered in a future period and are deferred and recognized as revenue in the period earned. Unearned revenue does not represent total contract values. Unearned revenue that will be recognized over the next year is classified as current on the Company's balance sheet. There was no unearned revenue as of December 31, 2017 and 2016, respectively.

   G. Accounts Receivable, net

   The Company carries its accounts receivable at cost less an allowance for doubtful accounts. Management's policy is to evaluate receivables on a periodic basis and to establish an allowance for uncollectible accounts as deemed necessary.

   H. Property and Equipment, net

   Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed.

LIVE SHOP BUY, INC.
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

1. Summary of Significant Accounting Policies (Continued)

    H. Property and Equipment, net (Continued)

        At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

        The straight-line method of depreciation is used for financial reporting purposes and accelerated depreciation methods are used for tax reporting purposes as allowed by law based upon the following estimated useful lives:

Equipment	5 years
Office furniture and fixtures	7 years

    I. Platform Development Costs

        The costs for the unique coding created to run the website for the Company's small business marketplace have been capitalized and will be amortized once the website is online starting in 2018.

    J. Stock Options

        Accounting principles generally accepted in the United States of America require that the estimated compensation cost associated with granting stock options be recorded as an expense in the statement of operations with an offsetting increase in paid-in capital included in stockholders' equity on the balance sheet. Paid-in capital is also required to be adjusted for the income tax effect of share-based compensation.

    K. Income Taxes

        The Company accounts for its income taxes under the provisions of ASC Topic 740, "Income Taxes." ASC 740 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. The differences relate primarily to the timing differences of expense and revenue recognition for financial statements and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets or liabilities are recovered or settled.

        The Company had no material unrecognized income tax assets or liabilities for the years ended December 31, 2017 and 2016, respectively. Current income taxes are based on the taxable income for the year, as measured by the current year's tax return. Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes and from net operating losses available to offset future taxable income.

8

LIVE SHOP BUY, INC.
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

1.   Summary of Significant Accounting Policies (Continued)

    K.   Income Taxes (Continued)

        The Company's policy is to include any penalties and interest assessed by taxing authorities in selling, general and administrative expenses. Penalties are not deductible for income tax purposes and, accordingly, represent a permanent difference between the taxable income and the net income.

        The Tax Cuts and Jobs Act (the "Tax Reform Act") was enacted on December 22, 2017 and provides for significant changes to U.S. tax law. Among other provisions, the Tax Reform Act reduces the U.S. corporate income tax rate to 21%, effective in 2018. As a result, the Company has measured its U.S. deferred tax assets and liabilities as of December 31, 2017 and 2016, respectively, to reflect the lower rate expected to apply when these temporary differences reverse. The impact will likely be subject to ongoing technical guidance and accounting interpretation, which the Company will continue to monitor and assess.

        Tax laws are complex and subject to different interpretations by the taxpayer and tax authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax return will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for income tax examination.

        There are currently no income tax returns under audit. The Company is no longer subject to income tax examinations for years before December 31, 2015.

    L.   Recent Accounting Pronouncements

        In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). The objective of ASU 2014-09 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will also result in enhanced revenue related disclosures. ASU 2014-09 is effective for annual reporting periods beginning on or after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019 for nonpublic entities. Nonpublic entities may elect to apply the requirements of the revenue standard earlier. The Company is currently evaluating the impact on the financial statements of adopting the alternative guidance in ASU 2014-09 and has not determined the impact of adoption at this time.

LIVE SHOP BUY, INC.
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

1.   Summary of Significant Accounting Policies (Continued)

   L.   Recent Accounting Pronouncements (Continued)

   In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). This pronouncement requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2019, with earlier application permitted. This update will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the impact on the financial statements of adopting the alternative guidance in ASU 2016-02 and has not determined the impact of adoption at this time.

   In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses." The standard modifies the impairment model for most financial assets, including trade accounts receivables and loans, and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The effective date of the standard is for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted including adoption in an interim period. The Company is currently evaluating the impact on the financial statements of adopting the alternative guidance in ASU 2016-13 and has not determined the impact of adoption at this time.

   In August 2017, the FASB has issued (ASU) 2017-08, Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities. The ASU shortens the amortization period for certain callable debt securities held at a premium and requires the premium to be amortized to the earliest call date. However, the amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The amendments are effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. Entities are required to apply the amendments on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The entity is required to provide disclosures about a change in accounting principle in the period of adoption. The Company is currently evaluating the impact on the financial statements of adopting the alternative guidance in ASU 2017-08 and has not determined the impact of adoption at this time.

LIVE SHOP BUY, INC.
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

2.   Concentration of Credit Risk

The Company maintains its cash accounts at one financial institution; however, at times its average daily balances may exceed federally insured limits. Currently, accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2017 and 2016, amounts in excess of the insured limits were $0.

During the year ended December 31, 2017, 89% of the Company's revenue earned was generated from one customer. There was no revenue as of December 31, 2016 since operations had not yet started. 100% of the Company's accounts payable was derived from one vendor as of December 31, 2017. There were no accounts payable as of December 31, 2016.

3.   Website Development Costs

The Company has applied for a patent for unique coding. The costs related to this pending patent of $35,137 have been capitalized and will be amortized over the life of the patent once it is approved.

4.   Simple Agreement for Future Equity

In exchange for payments totaling $100,000 made in 2017, investors were issued the right to certain shares of the Company's stock, subject to the terms in the Simple Agreement for Future Equity ("SAFE") investment agreements. Triggering events include equity financing, liquidity events, dissolution events, and termination. The valuation cap for all agreements is set at $4,000,000 and the discount rate for all agreements is set at 85%.

5.   Stockholders' Equity

At December 31, 2017 and 2016, respectively, significant components of the Company's equity were as follows:

	2017	2016
Common stock – capital contributions	$30,700	$-
Common stock – other consideration	1,500	-
SAFE capital – See Note 6	100,000	32,000
Paid-in capital – stock options	18,514	-
Total capital investment	150,714	32,000
Accumulated deficit	(125,800)	(20,169)
Total equity	$24,914	$11,831

Other consideration consists of $1,500 of services provided by a programmer paid in stock.

LIVE SHOP BUY, INC.
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

6. Income Taxes

The Company elected to be treated as a C Corporation for federal and state income tax reporting purposes. Current income taxes are based on the taxable income for the year, as measured by the current year's tax return. The provision for income tax expense consisted of the following components for the years ended December 31, 2017 and 2016, respectively:

Current:	2017	2016
Federal	$-	$-
States	500	3
Total current income tax expense	$500	$3

Deferred taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company uses the accrual basis for financial reporting and the cash basis for income tax purposes, creating these temporary differences due to the timing of the recognition of income and expenses.

At December 31, 2017 and 2016, significant components of the Company's deferred tax assets were as follows:

	2017	2016
Accounts payable and accrued expenses	$6,419	$-
Organizational and start-up costs	5,933	-
Loss carryforwards	18,723	-
Total deferred tax asset	31,075	-
Valuation allowance	(31,075)	-
Net deferred tax assets	$-	$-

The income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid. We are subject to income taxes in the United States and several state tax jurisdictions. Significant judgments and estimates are required in determining the income tax expense. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations.

6.   Income Taxes (Continued)

In projecting future taxable income, we begin with historical results and incorporate assumptions about the amount of future state and federal pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating earnings.

We believe that it is more likely than not that the benefit from certain state and federal NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $31,075 on the deferred tax assets relating to these state and federal NOL carryforwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets as of December 31, 2017, will be accounted for as follows: approximately $31,075 will be recognized as a reduction of income tax expense and $31,075 will be recorded as an increase in equity.

7.   Advertising

The Company's advertising and promotional expenses for the years ended December 31, 2017 and 2016 were $5,265 and $6,535, respectively.

8.   Commitments

The Company leases office space from an unrelated third party in New Jersey under an operating lease expiring September 14, 2018. The monthly rent under this arrangement is $945, and the future minimum lease payments required under the leases total $4,725, payable in 2018. Rent expense related to this lease for the years ended December 31, 2017 and 2016 was $6,376 and $0, respectively.

9.   Stock Option Plan

The Company's Board of Directors grants non-qualified and incentive stock options to key employees, non-employee directors, and consultants for the purchase of Class A common stock. The stock options are exercisable at a price equal to the fair market value on the date of the grant as set by the Board of Directors in the Award Agreement for each award. Employees generally become vested in their option rights according to the Award Agreement, as set by the Board of Directors, provided that in no event shall any Award Agreement have a maximum term greater than ten years from the date of the grant. Vesting periods vary by agreement, with a minimum period of 9 months and a maximum period of 4 years for the options awarded during 2017. Vested options may be exercised at any time before the expiration of the maximum term as specified in the Award Agreement. 1,400,000 shares have been authorized for option awards.

9.   Stock Option Plan (Continued)

The Company granted nonqualified stock options to advisory board members and contractors during the year ended December 31, 2017 to purchase a total of 106,599 shares of common stock at $0.0001 per share, 71,066 shares of common stock at $0.03 per share, and 71,066 shares of common stock at $0.12 per share, the values in effect when the options were authorized by the Board of Directors. No options were granted during the year ended December 31, 2016.

	Options Outstanding	Weighted Average Exercise Price
Options outstanding at January 1, 2017	-	$-
Granted during the year	248,731	0.04
Options outstanding at December 31, 2017	248,731	$0.04

On June 19, 2018, the Company estimated the fair value of the options awarded using the Black-Scholes Option Pricing Model, which treats the rights of holders of various classes of securities as call options on any value of the Company above a series of breakpoints. For the Company, these breakpoints were set after examining the Certificate of Incorporation, warrant and option agreements, loan agreements/covenants, and management's records of the numbers of securities outstanding as of the valuation date. The following assumptions were used in the calculation for option grants during the year ended December 31, 2017:

	2017
Market value of invested capital	$3,787,232
Risk-free interest rate	2.560%
Selected asset volatility	70.00%
Probability weighted time to exit	2.00 years

Options awarded during the year ended December 31, 2017 at the exercise prices of $0.0001, $0.03, and $0.12 were valued at $0.45, $0.42, and $0.35 per option, respectively, using the option pricing model. These values were discounted at 45% in the option pricing model due to lack of marketability resulting from the stock being privately held.

During the year ended December 31, 2017, the Company recognized nonemployee stock-based compensation expense totaling $18,514 which is included in selling, general and administrative expenses.

LIVE SHOP BUY, INC.
Notes to Financial Statements
For the years ended December 31, 2017 and 2016

9. Stock Option Plan (Continued)

Additional information is presented below related to options outstanding at December 31, 2017:

Exercise Price Per Share:	Options Outstanding	Vested & Exercisable
$0.0001	106,599	46,320
$0.03	71,066	17,766
$0.12	71,066	8,883
Options outstanding at December 31, 2017	248,731	72,969

The weighted-average exercise price of vested and exercisable options at December 31, 2017 is $0.02 per share.

10. Date of Management's Review

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through July 2, 2018, the date the financial statements were available for issuance.

In January of 2018, the Company granted nonqualified stock options to an employee to purchase a total of 10,000 shares of stock at $0.12 per share, the value in effect when the options were authorized by the Board of Directors.

In February of 2018, the Company granted nonqualified stock options to a contractor to purchase a total of 10,000 shares of stock at $0.12 per share, the value in effect when the options were authorized by the Board of Directors.

On March 23, 2018, the board of directors approved a resolution to file a second restated and amended certificate of incorporation to increase the number of authorized shares and to create two classes of capital stock designated as "Class A Common Stock" and Class B Common Stock. The total number of shares which the corporation is authorized to issue is (i) 20,000,000 shares of Class A Common Stock, with a par value of $0.0001 per share, and (ii) 10,000,000 shares of Class B common Stock, with a par value of $0.0001 per share. The Class A Common Stock shall have one vote per share. The Class B Common Stock shall be non-voting. All previously issued shares have been deemed Class A Common Stock.

In May 2018, the Company's management started the process to raise additional capital by making a private stock offering using the online equity crowdfunding platform Start Engine Capital.

During 2018 through July 2, 2018, one of the founders of the Company contributed an additional $60,000 in capital.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





What's New

Discover Investments | Edit My Campaign | Launch an ICO NEW | Meilani K.

LiveShopBuy is pending **StartEngine Approval.**

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LiveShopBuy
LiveShopBuy
eCommerce Marketplace for Small Business
Small OPO
Holmdel, NJ
Advertising and Marketing
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



LiveShopBuy
eCommerce Marketplace for Small Businesses

Helping Small Business Grow, and Giving Back to the Community is in our DNA

My partner, Rich Hanley and I saw too many businesses closing and wanted to create a solution that would **allow small business owners and their communities to grow**. At no cost to the owners, **LiveShopBuy, an e-commerce, education and technology platform** offers a variety of features, from a free website and social media marketing tools to business coaching and Geo-targeting technology and an online marketplace, all in hopes of giving them the ability to more effectively promote their products and services.

We **are like an Amazon, Yellow Pages, Groupon and Yelp** all in one, but exclusively for small to mid-size business. And what's more, **we give back up to 5% of our net profits to the communities** from which sales originate, to help fund charitable programs for the homeless, senior care, food banks and families in distress.

I used to love going to the local hardware store, chatting with the local Pharmacist and playing with animals at the local pet store. But now, as we seem to live in the land of Big Box stores and Mammoth online marketplaces, I believe **many of those experiences have been stripped away**. Because of this, we want to help carry small business' marketing and online commerce into the 21st century.

With both **copyrighted and patent-pending* technology**, LiveShopBuy



With both **copyrighted and patent pending*** technology, LiveShopBuy gives consumers a convenient way to shop locally and gives small businesses unrivaled local and national exposure. And now, you can be a part of it—we're offering a truly unique opportunity to own a piece of our company.

Please join us if you share our vision

Thank you
Joseph Anselmo
Chairman & CEO

* Patent is currently under founder Joseph Anselmo's name and we plan to assign same to LiveShopBuy.



By investing in LiveShopBuy, you share our vision to help small businesses compete and thrive and our belief that by strengthening these businesses, we can simultaneously help merchants, consumers, and community residents.

The Retail Dilemma

Bad News, Brick-and-Mortar Stores - The Internet Finally Has You Beat

This holiday shopping season, more shoppers plan to buy gifts online than in stores. That was one of the paramount findings of Deloitte's 2017 Holiday Survey released at the end of October.

This year, for the first time, more shoppers said the internet would be their top shopping destination (55 percent), moving mass merchants to second place (44 percent). (*Source: Adweek*)

Retail is changing, and, in our opinion, the volatility we're seeing now is a result of the emergence and growth of big online companies and shifts in consumer behavior. We believe this change is happening so rapidly that many companies both small and large are not able to keep up.

In 2016 and 2017 alone, some major national retailers went out of business, while others closed more than 5000 stores in the U.S. Many we'd never heard of, but many we all know—Macy's, Sears, RadioShack, Sports Authority, Michael Kors, Kmart, J.C. Penny, Gap, Bebe, Any Taylor, Toys-R-Us, Subway, Bon-Ton, and Staples are only a few.

And if that isn't bad enough, some of the online domineers like Amazon, which was built off the backs of retail brands and smaller merchants, are now competing for the same retail consumer sale. Amazon has in-house brands that are quietly taking over the site, with products in almost every category. In many cases, they come up as the #1 choice in search. (*Source: finance.yahoo.com*)

Today, we believ small businesses must be really concerned. If major retail giants are having trouble competing, how will small businesses compete and survive?







Our Mission

At LiveShopBuy, we aim to provide small to mid-size local businesses with all the tools they need to compete, grow, and prosper in the market, in turn benefiting merchants, consumers, and their communities as a whole.

Our Vision

Because we have incorporated many unique products, services and advanced technologies like Geo-targeting into our platform,we believe LiveShopBuy is unlike any other digital retail marketplace. We plan to revolutionize the e-commerce experience by making evident the connection between economic growth and interpersonal relationships among local merchants and consumers.

The Solution

LiveShopBuy is a digital, **hyper-local comprehensive e-commerce,**



education and technology platform with enhanced social media marketing capabilities (web and mobile ready) that gives consumers a convenient way to shop locally and gives small businesses unrivaled exposure.

In combining all top digital marketing mediums into one collaborative, cost-effective solution, **we aim to help small businesses grow and compete against the large regional and national giants**.

We use technology (copyrighted and patent-pending*) that allows shoppers to conduct search queries that display merchants in proximity to the zip code stored in the shopper's home profile. This is different than other marketplaces, in which merchants with the most reviews and ratings get top billing. Shoppers also have the option of clicking an "I'm Traveling" option, which changes the search algorithm to look for merchants in their new current location.

* Patent is currently under founder Joseph Anselmo's name and we plan to assign same to LiveShopBuy.

This now gives local businesses the opportunity to come up on top in local searches and compete more effectively in their local area. On top of the utilizing engaging marketing tactics, we're also providing companies with a virtual storefront that translates this engagement into actual sales.



Like never before, small merchants can socialize, advertise, and sell locally or to every corner of the country, finally going toe-to-toe with the corporate giants.

The Market

Global Retail E-commerce Sales Will Reach $4.5 Trillion by 2021

This data anticipates a 246.15% increase in worldwide e-commerce sales, from $1.3 trillion in 2014 to $4.5 trillion in 2021. That's a nearly threefold lift in online revenue. This kind of growth is unbelievable and, even for many experts, hard to comprehend.

Even more interesting is that 45% of small businesses still don't even have a website. And only about one third (36 percent) use a business website to communicate news to customers and potential customers.
(*Source: CNBC*)

And what does this mean for LiveShopBuy?

Simple—a huge opportunity to show small businesses the 21st century way of selling online locally, nationally, and later, internationally.





What percent of American consumers shop online?

79% of U.S. consumers shop online, up from just 22% back in 2000.

Source: FitSmallBusiness.com

How many people in the country are shopping online and what is the projected growth?

217.1 million people in the US are online shoppers. These figures are projected to reach 224 million in 2019.

Source: FitSmallBusiness.com





$3.2 trillion

What is the current value of mobile shopping?

Mobile Shopping, the fastest growing segmant in e-commerce is worth $3.2 trillion in 2017, a jump of over $1.5 trillion since 2013.

Source: FitSmallBusiness.com

Are consumers prepared to spend more to reach the free delivery threshold?

They are, 58% of 5,849 respondents were ready to add items to a cart to take advantage of free shipping.



Source: FitSmallBusiness.com

As the statistics show, e-commerce is a thriving industry. Small businesses that are not participating start to lose out both on sales and relevancy as the number of online shoppers continue to increase. While it's important to take customer wants and needs into consideration, we believe the payoff exceeds the cost.

Barrier Free





Our research shows that LiveshopBuy is the only online marketplace that not only offers the top 3 benefits that consumers love about online shopping but also overcomes the top 3 barriers.

- **Prefer to pick up their product in person.** When shopping locally on our platform, all consumers have the option for delivery or in-store pickup.
- **Instant Gratification.** Again, when shopping locally with us you can pick it up right away, and many merchants do delivery or have same-day delivery services in their area.
- **The inconvenience of delivery/pick-up fees.** When purchasing online from the businesses on our site, you can always pick it up to avoid delivery fees, and our merchants don't charge pick-up fees.

The Oppurtunity

According to the last U.S. census, there were roughly 28.8 million small business in our nation. *(Source: SBA Gov 2016)*

Within this group, 10 million or so of these businesses take the form of local retailers, consumer services, restaurants, and another 14-million of home-based businesses, many of these being small online business and giving us a total of 24 million that stands as our primary target market.

In today's tech age, e-commerce continues to grow at staggering rates. In 2017, retail e-commerce sales worldwide reached $2.304 trillion, a 24.8% increase over the previous year. M-commerce sales worldwide reached an estimated $1.357 trillion in 2017 or 58.9% of e-commerce spending overall. By 2021 m-commerce will account for 72.9% of all e-commerce market. (*Source: eMarketer*)

The facts are clear—retail sales are transitioning from traditional brick-and-mortar stores to online stores. We believe their survival depends on realizing that this change is inevitable and seizing the opportunity that LiveShopBuy has to offer.



Community First



The LiveShopBuy team is passionate about giving back, which prompted another facet of the company the "Community First" program.

We are offering you the unique opportunity to own a piece of a company that's not only helping small business grow, but that also gives back up to 5% of its net profits back into the communities from which sales originate.

Through this program, a portion of LiveShopBuy's revenue will go directly into the community and provide solutions to the 5 basic needs—food, clothing, shelter, warmth and health care—for locals living in poverty.

Community First will help fund existing programs that assist the needy and focus on long-term goals such as education, job training, and employment. We not only want to help small business owners compete and thrive in this new digital marketing age, but we also hope to fund poverty alleviation and inspire people to do good in local communities across the U.S.

Features & Benefits

LiveShopBuy gives the small to midsize merchants everything they need in one platform. Our cutting-edge tools help increase their online & mobile presence, allowing them to connect with new customers and keep current ones coming back for more.



Mobile Readiness

We believe making sure your web assets appear properly on all mobile devices is a necessity in today's world. LiveShopBuy gives you all the tools to optimize mobile.



Local Directory

Your products, services, and your brand itself are pristinely featured in your home-town community directory and made available to travelers within your geographic area. It's prime placement, every time.



Shopping Portal

Fit, Engagement and Intent. Seek potential prospects that are ideal to your customer profile. LiveShopBuy connects merchants to paying customers.



Social Media Marketing

LiveShopBuy will make you a social wizard in no time. We'll set you up with an SMM campaign that lets you interact constantly with all local consumers – answering questions, providing product info, and sharing big news.



Promotions

Let us handle your online coupons, Deals-of-the-Day, and loyalty programs to reward returning customers for their patronage and entice new customers to try your products.



In-Store Pickup

It's time to close out those sales cycles more efficiently than ever. We'll give you the capability to offer in-store pickup of your digitally-bought items, hitting a very valuable customer service touch point.



Local Merchants Get Top Search Results

On our platform, top search results will display merchants closest in proximity to the shopper's location, in contrast to other marketplaces in which merchants with the most reviews get top billing.



Comprehensive & Affordable Solution

Whereas other platforms provide just one or two services to their merchant customers, we bring everything together under one roof, and do so affordably. Our collection of digital marketing services is truly comprehensive and cost-effective, great for cash-strapped local businesses seeking to grow their brand.



Loyalty Program

Loyalty programs are a key element to additional sales and profits. A recent survey showed that 79% of consumers look for deals in loyalty and reward programs before making a purchase. (source: Ashley Autry)

Our Merchant Membership Plans

Basic FREE Forever	Professional $29/m Annual $39 Monthly	Premium $69/m Annual $89 Monthly	Enterprise $99/m Annual $149 Monthly
Features	**All Features in Basic +**	**All Features in Professional +**	**All Features in Premium +**
Store Front	*Deal of the Day*	*Bulk Product Upload*	*Featured Product Listing ***
Business Info	*Promotional Coupons*	*Featured Directory Listing ***	*4 Hours On-Boarding Included*
Mobile Ready	*Email and Phone Support*	*2 Hours On-Boarding Included*	*Multi-Channel Inventory Mgmt***
Seller Locator	*Co-branded Marketing*	*10000 Product SKU's*	*100000 SKU's*
Social Media	*Geo-Targeted Mobile*	*10% Sales Administrative Fee**	*6% Sales Administrative Fee**
Mobile Ready	*Marketing***		
Store Front	*1000 Product SKU's*		
Directory Listing	*12% Sales Administrative Fee**		
Mobile Ready			
Loyalty Program			
FAQ and Knowledge base			
SEO/Keywords & Meta Tags			
Buyer & Seller Communication			
25 Product SKU's			
15% Sales Administrative Fee*			

** Sales administrative fees are charged on the sale of all products at check-out. There are no fees charged for professional service SKUs. **Fees are only charged on SKUs in the shopping cart that require a monetary payment when checking out.***

** Optional Features/ Services

Our Company



We are a team of brilliant entrepreneurs and techies.

We love to work hard, have fun, and help our clients thrive in this digital age while giving back to local communities. Together we have pioneered and developed a new high-tech e-commerce marketplace that we believe will allow any small to midsize merchant to compete on the same level as any large national retailer or online giant.

We believe there are millions of shoppers and thousands of retail stores, but only a handful of marketplaces and consumers both young and old love online marketplaces. Just look at companies like Amazon and eBay. With your help, our plan is to establish a significant presence in the U.S. and later expand our marketplace into countries throughout the world—we see LiveShopBuy soon becoming a global brand.

We couldn't have done it without a ton of help from our early investors, incredible advisers, current employees and, hopefully, new investors like you.

Why Invest in LiveShopBuy Today

Why we believe online shoppers will shop on LiveShopBuy



- 71% of shoppers believe they will get a better deal online than in stores. (*Source: nchannel*)
- By 2019, it is estimated that there will be 224 million digital shoppers in the United States. (*Source: statista*)
- 65% of online shoppers feel comfortable purchasing from merchants on online marketplaces they've never heard of before. (*Source: Digital Commerce 360*)
- 69% of online shoppers prefer to shop on an online marketplace such as Amazon. (*Source: Clutch*)
- One-third of shoppers (33%) cite convenience as the key motivator to shop online rather than in a physical store. (*Source: Clutch*)
- 50% of shoppers are more likely to purchase online if they can pick-up in the store. (*Source: CNBC*)
- 57% of shoppers choose an online marketplace because of the ability to compare prices. (*Source: Clutch*)

Why we believe LiveShopBuy will attract merchants



- Our model is a great equalizer for small businesses and they're realizing the benefit of online marketplace branding
- We believe Amazon and eBay favor sellers with better ratings and more reviews, so it's difficult for the smaller business to catch up.
- 60% of adult Americans are happy to know they won't have to shop in a crowded mall or store. (*Source: econsultancy*)
- 51% of adult Americans preferred to shop from the comfort of their own home. (*Source: econsultancy*)
- 63% of sellers only sell on marketplaces. (*Source: WebRetailer*)
- Only 17% of the small business market have tried creating their own online e-commerce store. (*Source: smallbiztrends*)
- Only 28% of US small businesses are selling online. (*Source: nchannel*)
- We believe Amazon is becoming a pay-to-play platform, so it's wise for merchants to diversify their channels.

Your Timing is Impeccable!

You are just in time to join a cutting-edge digital marketplace that can turn any small business into the digital era. LiveShopBuy gives consumers the ability to shop locally anywhere, from the comfort of their home or mobile device.

We have a world-class team, use patent-pending technology*, incredible partners, and two experienced co-founders who have launched multiple startups in their careers and created millions in monthly revenues. Now, you can be part of our most recent Class B Common Stock offering.

We have built and tested our platform and are now ready to take it to the next level. We have current and pending marketing partners that we believe will be able to help bring on more merchants and drive tens of thousands of monthly sales for LiveShopBuy. All we need is capital to increase our capacity and begin operating at scale.

We are in an industry that has no end in sight when it comes to e-commerce growth, with over 28 million small businesses in the U.S. alone as a potential client base.

* Patent is currently under founder Joseph Anselmo's name and we plan to assign same to LiveShopBuy.

What's Next?

We are currently determining the essential structure and functionality of **implementing AI (artificial intelligence) and VUI (Voice User Interface) into our eCommerce marketplace.** "Whether we realize it or not, we all have AI-driven experiences every day through biometric and voice recognition. At LiveShopBuy we are looking at ways to integrate AI and VUI into our eCommerce Platform giving our customers a highly personalized, secure and relevant buying experience." Says Joseph Anselmo, CEO of LiveShopBuy.

The AI will capture live click-streams and voice requests that will power smarter actionable product responses customized to each shopper experience. And VUI will allow shoppers to **conduct product searches by voice commands** which can be more detailed then typing out search requests and very helpful in situations when queries cannot be typed. "**The combination of VUI and AI will increase our user experience, convenience, give faster response times and will increase usability; and its mobile friendly**" says Joseph.

"Since our target audience are millennials and Gen Z we feel that AI enabled **Voice search is the next big thing in eCommerce and we need to be in front of that technology".**

Let's go build the next giant online marketplace together!

THE OFFERING

Investment

$.46/share of Class B Common Stock | When you invest you are betting the company's future value will exceed $3.86M

Perks**

IF YOU INVEST $500 OR MORE YOU WILL RECEIVE -
A $50.00 gift card credit to shop at LiveShopbuy
Gold level Membership in LiveShopBuy's shopper rewards program*

IF YOU INVEST $2,500 OR MORE YOU WILL RECEIVE -
A $250.00 gift card credit to shop at LiveShopbuy
Platinum level Membership in LiveShopBuy's shopper rewards program*
Free ad on LiveShopBuy's home page for 30 days
90-minute Strategic Business Review coaching session*
60-minute consultation on the components of Developing a Business Plan *
Perks may be gifted to a third party

IF YOU INVEST $6,500 OR MORE YOU WILL RECEIVE -
A $500 gift card credit to shop at LiveShopbuy.com
Diamond level Membership in LiveShopBuy's shopper rewards program*
Featured ad on LiveShopBuy's home page for 60 days
90 Minute Strategic Business Review coaching session *
60 minute consultation on the components of Developing *
Featured ad in LiveShopBuy's Newsletter, Local Spotlight or Social Media pages
Perks may be gifted to a third party

IF YOU INVEST $15,000 OR MORE YOU WILL RECEIVE -
A $750 gift card to shop at LiveShopbuy.com
Entrepreneurial Club Membership in LiveShopBuy's shopper rewards program*
Featured ad on LiveShopBuy's home page for 90 days
90 Minute Strategic Business Review coaching session *
60 minute consultation on the components of Developing a Business Plan *
Featured ad in LiveShopBuy's Newsletter, Local Spotlight and Social Media pages
A "Premium for Life" subscription for your business
Perks may be gifted to a third party

**All perks occur after the offering is completed.
*The Millington Group and Focal Point Business Coaching of New Jersey are approved LiveShopBuy Partners
* LiveShopBuy's Shopper Loyalty and Rewards Program
Gold level - receive 1,000 points worth $10.00 - Plus, earn 1 point/dollar on purchases made at LiveShopBuy.com
Platinum level - receive 5,000 points worth $50.00 - Plus, earn 1.5 points/dollar on purchases made at LiveShopBuy.com
Diamond level receive 20,000 points worth $200.00 - Plus, earn 2 points/dollar on purchases made at LiveShopBuy.com
Entrepreneurial Club receive 50,000 points worth $500.00 - Plus, earn 2 points/dollar on purchases made at LiveShopBuy.com

---



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*



September 2015 — Inception — The Birth of LiveShopBuy

October 2015 — Development Started — On Boarded our first software engineer

July 2016 — Corporate Department — Departments were formed — Marketing, Social, Content, PR and Business Relationship Management departments starting staffing

February 2017 — Started Advisory Board — The Founders started and elected 3 Advisory Board Members.

March 2017 - June 2017 — Friends and Family — Initial friends and family — $100,000 raised

November 2017 — Raise — Continued platform development

December 2017 — First Municipal Partnership Formed — Solidified our first municipal partnership with The City of South Plainfield NJ

February 2018 — Merchant Beta Launch — Launched LiveShopBuy.com to local Merchant. In the first 10 days 60 merchants registered and started loading products.

April 2018 — First Product Milestone — We reached our first product milestone of 1,000 products

July 2018 — Partnership with Focal Point Business Coaching — Focal Point Business Coaching is now an authorized Business Partner of LiveShopBuy offering LiveShopBuy business owners educational videos, one-on-one coaching, archival and group sessions.

August 2018 — Start Your Engines — Next stop, the land where visions and dreams come true.

In the Press



SHOW MORE

Meet Our Team



Joseph Anselmo
Chairman (Director) & CEO



Rich Hanley
President, CMO & Director

Chairman (Director) & CEO

Our CEO works full time guiding the company on a day-to-day basis. Mr. Anselmo's business experience spans across a variety of industries, including telecom, technology and finance. He's founded, funded, and operated numerous businesses on these fronts that have experienced significant success during his 40-plus year career. Mr. Anselmo brings this eye for opportunity and ability to lead to LiveShopBuy as CEO. His main responsibilities include operations management, financial management, platform development, and assisting with future development strategy. An entrepreneur by nature, Mr. Anselmo enjoys challenges and thinking outside the box. He graduated from Fairleigh Dickerson University with a Bachelor of Science degree in Business management and enjoys golfing, water sports, snow skiing and wine making. In 2000 Mr. Anselmo designed and launched an LOS (Loan Origination Software) platform called Titan-MMS for the mortgage industry. He later sold Titan to Lenderlab.com a Utah based online mortgage company. He stayed in finance with the Mortgage banking firm AnnieMac managing his own branch from 2010 till 2013 when he merged his branch with AnnieMac East Brunswick. He continued on managing his team of loan officers until June 2017 at which time he focused his full time attention to LiveShopBuy.



President, CMO & Director

The LiveShopBuy concept was envisioned by Co-founder, President, CMO and board member, Rich Hanley, a seasoned sales, marketing, and business development executive with expertise in directing creative initiatives. Rich has started multiple companies two of which were in the wireless industry. Premier Wireless which secured the first exclusive national telemarketing contract with AT&T Wireless quickly become one the top wireless sales agents and distributors in the country with revenues over 55 million. Rich eventually sold the company for 10 million a few years after it was started and later the company sold again for over $265 million dollars to a public company. During his time at with 9G Communications – one of the other very successful wireless marketing startups he founded – he grew the company to $65 million in revenues in under 3 years. In fact, he experienced so much success, that friends and associates began hounding him for advice on how to use the internet to grow their own small businesses. After realizing that there was no cost-effective way for these businesses to drive local traffic to their business or website, he began to act on it – and LiveShopBuy was the result. In 2014 Mr. Hanley founded Elethal a performance based marketing company specializing in lead generation through online and offline lead generation strategies which consisted of Inbound & Outbound Telemarketing (both onshore and offshore), the Internet through online and mobile advertising (CPA, CPL), and search Click-to-Call as well as SEO, SEM & SMM. He continues working with accounts seeking his expertise at the same time working between 30 to 40 hours a week for LiveShopBuy. Rich's primary source of income is Elethal until such time that LiveShopBuy becomes self sufficient.



Anselmo Di Fabio
Advisory Board Member

CTO and Partner at Applied Dynamic Solutions, Mr. Di Fabio advises on all LiveShopBuy's technical aspects and resources that are vital to our future growth. For over 20 years, he has been at the forefront of technology managing, architecting, and implementing both large and small scale applications including BioIT and Informatics and has architected and developed a handful of industry leading solutions. He is also the author and co-author of many industry leading formats such as the JSON Graph Format (JGF) and the Graph Style Format (GSF). His varied background in different market verticals has given him a unique perspective on the industry.



Richard Siber
Advisory Board Member

Richard Siber, Founder and President of SiberConsulting LLC. He was formerly a Partner at Accenture, where he helped manage their worldwide wireless communications efforts. He has provided a broad range of marketing, strategic and industry oriented consulting services to LiveShopBuy. Siber is a frequent industry speaker and has chaired, moderated or spoken at more than 500 wireless conferences and forums worldwide including a number of CEO workshops.



Hill Creekmore
Advisory Board Member

Hill has spent over 25 years in the financial services industry and has over 15 years experience as a Managing Partner running all aspects of his firm, Perdue Securities, LLC. Hill served in many key areas of the firm including, Chief Operating Officer, Chief Compliance officer, Head of Sales, and Head of Institutional Trading. He also served on the Bord of Directors and as an officer of the Floor Members Emergency fund. After retiring from Wall Street, Hill spent some time as a financial adviser and has since moved on to investing in and advising technology start-ups.



Nick Mariniello
Advisory Board Member

Nick is an accomplished entrepreneur, mentor, consultant, and certified business coach. He is a founding member of the Advisory Board for FocalPoint International, an organization of over 200 elite business coaching and training professionals, founded by Brian Tracy. He is Chairman of the FocalPoint International Area Development Council and an active member of various business organizations



William Millington
Advisory Board Member

Billy brings unique knowledge and skills which augment the knowledge and skills of our formal board of directors to more effectively guide LiveShopBuy.



Anton Zhuk
Project Manager

Anton project manages our off-shore development in the Ukraine. Anton's team brings Platinum Certified qualifications to our existing development team



Abdul Ahmed
Senior Engineer

Abdul is an MTS-1 Software Engineer who brings analysis, design, implementation and project management skills to LiveShopBuy. A graduate of the University of Karachi with a Master's degree in Computer Science. He is a Magento® Certified Developer with experience in opensource php applications, project management & collaboration tools and frameworks.



Stanislav Rosilchenko
Software Engineer

Stas is a software engineer working with Anton's team. A Magento® Certified Developer with experience in opensource php, MySql, JS








Mikhail Kihosh

Software Engineer

Software engineer working with Anton's team. Mikhail is A Magento® Certified Developer with experience in opensource php, MySql, JS



Chris Palle

Head of UX Related Practices

Chris Palle' comes on board as LiveShopBuy's "Head of UX Related Practices." With over 20 years of strategic, creative, and analytical User Experience-related practice, Chris Palle' has served in numerous institutions such as world-class ad agencies, e-commerce enterprises, and educational groups ranging from small boutique shops to fortune 100 companies.



Meejie Chaparro-Traverso

Relationship Strategies Officer

We welcomed Meejie aboard back in 2016. She has been key to some of LiveShopBuy's government and business organizational introductions.



Patti Trechak

Directory Public Relations

Patti is a creative writer/producer with 15 years experience in broadcast news, syndicated television programming, corporate marketing videos, website promotions/videos, cable packages for Comcast-On Demand, promotion of nonprofit organizations like Breastcancer.org, experience in producing primetime programs, live news, field production and syndication.

Jill Ryan

Social Media Strategist

Experienced membership coordinator with a demonstrated history of working in the traditional and digital marketing and advertising industries. Strong community and social services professional skilled in digital marketing negotiation, coaching, and advertising.

Heidi Blaire-Clark

Content Strategist

Celebrating her two year anniversary at LiveShopBuy, Heidi comes to us from Transylvania University, from which she earned a degree in Writing, Rhetoric, and Communication. She specializes in creatively interpreting brand needs and producing copy that both adapts to their voice and best carries out their mission.

Jake Laporta

Front-end Developer

Celebrating his one year anniversary with us Jake handles all front end development

Vincent Marone

Back-end Developer

Vinnie is a Hardworking, diligent back-end web developer/coder working with PHP, MySQL, Database Design, HTML, CSS, Bootstrap, MVC Frameworks, Javascript, AJAX, and JQuery.

Offering Summary

Maximum 232,608* shares of Class B Common Stock ($106,999.68)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 21,739 shares of Class B Common Stock ($9,999.94)

Company	Live Shop Buy, Inc.
Corporate Address	101 Crawfords Corner Road suite 4-202R Holmdel, NJ 07733
Description of Business	We are a Location-based (Hyper-local) eCommerce Marketplace offering online storefronts and marketing tools for local businesses. Unlike other online marketplaces the copyrighted and Patent Pending technology used (currently under founder Joseph Anselmo's name and we plan to assign same to LiveShopBuy) gives the small business owner an advantage over the Big Box stores and national Chains. In addition to helping small business thrive we give back a percentage of our net profits back into the communities where the sales originated to help fund programs for the homeless, food banks, senior care and families in need.
Type of Security Offered	Class B Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$0.46
Minimum Investment Amount (per investor)	$349.60

Perks**

IF YOU INVEST $500 OR MORE YOU WILL RECEIVE -
A $50.00 gift card credit to shop at LiveShopbuy
Gold level Membership in LiveShopBuy's shopper rewards program*

IF YOU INVEST $2,500 OR MORE YOU WILL RECEIVE -
A $250.00 gift card credit to shop at LiveShopbuy
Platinum level Membership in LiveShopBuy's shopper rewards program*
Free ad on LiveShopBuy's home page for 30 days
90-minute Strategic Business Review coaching session*
60-minute consultation on the components of Developing a Business Plan *
Perks may be gifted to a third party

IF YOU INVEST $6,500 OR MORE YOU WILL RECEIVE -
A $500 gift card credit to shop at LiveShopbuy.com
Diamond level Membership in LiveShopBuy's shopper rewards program*
Featured ad on LiveShopBuy's home page for 60 days
90 Minute Strategic Business Review coaching session *
60 minute consultation on the components of Developing *
Featured ad in LiveShopBuy's Newsletter, Local Spotlight or Social Media pages
Perks may be gifted to a third party

IF YOU INVEST $15,000 OR MORE YOU WILL RECEIVE -
A $750 gift card to shop at LiveShopbuy.com
Entrepreneurial Club Membership in LiveShopBuy's shopper rewards program*
Featured ad on LiveShopBuy's home page for 90 days
90 Minute Strategic Business Review coaching session *
60 minute consultation on the components of Developing a Business Plan *
Featured ad in LiveShopBuy's Newsletter, Local Spotlight and Social Media pages
A "Premium for Life" subscription for your business
Perks may be gifted to a third party

Perks may be gifted to a third party

- **All perks occur after the offering is completed.**
The Millington Group and Focal Point Business Coaching of New Jersey are approved LiveShopBuy Partners

* LiveShopBuy's Shopper Loyalty and Rewards Program
Gold level - receive 1,000 points worth $10.00 - Plus, earn 1 point/dollar on purchases made at LiveShopBuy.com
Platinum level - receive 5,000 points worth $50.00 - Plus, earn 1.5 points/dollar on purchases made at LiveShopBuy.com
Diamond level receive 20,000 points worth $200.00 - Plus, earn 2 points/dollar on purchases made at LiveShopBuy.com
Entrepreneurial Club receive 50,000 points worth $500.00 - Plus, earn 2 points/dollar on purchases made at LiveShopBuy.com

The 10% Bonus for StartEngine Shareholders

Live Shop Buy, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $0.46 / share, you will receive 10 Class B Common Stock bonus shares, meaning you'll own 110 shares for $46.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments, salaries, accounting and legal expenses and any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Video 1

Open. Out of Business. Yes so the problem that I see and that many people see just drive through local communities and townships and you'll see in quite a few stores that are closed in these small local communities due to the larger box stores and national chains yes it's easy to press a button and get it shipped to your house but on the opposite side of it I think people need to realize that we're killing our neighborhood by doing it merchants are really endangered it's almost as though they are suffering and they're in danger of being extinct corporations are killing us. I wanted to open little Nickie's Italian hot dogs in my own town that I'm living and raising a family I hope LiveShopBuy could help out the small business owner the mon and pop shops. LiveShopBuy is a platform for local merchants to compete against the Amazons and eBays of the world that's mobile ready location-based so a consumer can pull up our website either online or on a mobile device and depending on where they're located it will pull up the local merchants in that area and show you what's on sale coupons any specials will tell you about the local merchants where they're located their store hours. the value in ordering something online is the convenience the benefit is to be able to pick it up locally while you're out doing other things it doesn't minimize your opportunity to patronize other businesses in the area as well there is still always room for people to collaborate people to come together they want to visit and shop not all of their experience should be online and just delivered via package LiveShopBuy will help bring the consumer to the store but also maybe give them the convenience of the internet too and I'd rather support that then just pressing and not knowing it's going into cyberspace somewhere we're not helping the owner when I'm helping their family we're not helping our real estate when I'm helping anyone a shopper on LiveShopBuy when they're searching for a product or service the local merchants will appear first in the search results as compared to the larger ecommerce marketplaces where most of the time your merchants with the most reviews shows up first it's gone on to certain search engines and our items really don't get to that top of that list where people find local stuff you cannot order from our site so LiveShopBuy would be definitely beneficial for us you could do any commerce shop for us that will be fantastic I think with LiveShopBuy takes all of our other advertising avenues and we kind of bring it all together for us whether it is a head of market or director of project services training and development for the business it allows us to free up some of our time and to focus more on we would love to do get and service our customers LiveShopGives community first program helping local communities fund existing necessities like food shelter health care senior care but our focus is more on employment job training and the future of the community because without the local merchant in the community the community fails anything that can benefit organizations that give back to the organizations within town whether it's food bank or Senior Center or youth organizations we go back to our mom-and-pop and our local restaurants and we ask them to sponsor our baseball team and senior night and we ask them to support our schools well if those little businesses aren't there if all we've become is these large warehouses with delivering goods then you know there's not this balance of community now that everything is super you know technology-based that LiveShopBuy is going to really help us because a lot of people like to just have it immediately on their phone that instant gratification I think LiveShopBuy is a great value for local businesses it allows them to partner between the internet market and e-commerce as well as their brick-and-mortar stores that are here that are known by people in the community they have an opportunity to place rewards programs on there, have

certain products featured as well as a give back to the community all in one place and expand their exposure to a broader market. LiveShopBuy Helps you suppot your local businesses. The time has come to for an organization like LiveShopBuy that can offer the solution to a small business owner to have an online presence to compete with these large stores that seem to be taking over we invite all mom-and-pop stores we invite for all professional services we invite all small businesses whether they have a website or not yeah I believe LiveShopBuy will change the way local merchants advertise and the way consumers shop well I'll tell you LiveShopBuy is just an awesome concept the consumer and the store owners just need to realize that we all need to just help each other and if we keep that synergy going we're going to have a good business working world.

(ends with an image of a sign) - Come in we're open". LiveShopBuy

Video 2

looking to grow your local business well our marketplace does exactly that liveshopbuy.com is the first location-based marketplace that combines all the best advertising mediums mobile internet couponing email and social media into a single affordable and easy-to-use solution to help you successfully market and grow your brand our customers are small local retailers restaurants service providers and home office business owners among others here are just some of the services we offer your own local storefront with an e-commerce shopping portal free directory listing ability to offer daily deals online coupons and specials consumer loyalty programs SEO SEM and meta tags mobile readiness allowing you to build an on-the-go social community around your business and for those of you who may be unfamiliar with current technology it's so tech friendly and easy to set up that even your grandpa could do it and to top it all off you can start today for free yes I said free seemed too good to be true well find out more visit our website liveshopbuy.com and start setting up your online store now or free.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "LIVE SHOP BUY, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF MARCH, A.D. 2018, AT 11:49 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



5837126 8100
SR# 20182144264

Authentication: 202382157
Date: 03-23-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:49 AM 03/23/2018
FILED 11:49 AM 03/23/2018
SR 20182144264 - File Number 5837126

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LIVE SHOP BUY, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Live Shop Buy, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Live Shop Buy, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 29, 2015 under the name Live Shop Buy, Inc. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on March 27, 2017 (the "**Restated Certificate**").

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Restated Certificate, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officer of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Restated Certificate be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Live Shop Buy, Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, State of Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The Corporation is authorized to issue two classes of capital stock designated as "**Class A Common Stock**" and "**Class B Common Stock**," respectively and together the "**Common Stock**". The total number of shares which the Corporation is authorized to issue is (i) 20,000,000 shares of Class A Common Stock, with a par value of $0.0001 per share, and (ii) 10,000,000 shares of Class B Common Stock, with a par value of $0.0001 per share. The Class A Common Stock shall have one vote per share. The Class B Common Stock shall be non-voting. For the avoidance of doubt, all shares of common stock issued prior to the filing of this Second Amended and Restated Certificate of Incorporation shall be deemed Class A Common Stock.

ME1 26824249v.2

FIFTH: The board of directors of the Corporation is authorized to adopt, amend or repeal the bylaws of the Corporation, except as otherwise specifically provided therein.

SIXTH: Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

SEVENTH: The Corporation reserves the right to amend any provision contained in this Second Amended and Restated Certificate of Incorporation as the same may from time to time be in effect in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation. In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation, and to confer in such bylaws powers and authorities upon the directors of the Corporation in addition to the powers and authorities expressly conferred upon them by statute.

EIGHTH: The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the General Corporation Law. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section Eighth shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

NINTH: The Corporation elects not to be governed by Section 203 of the General Corporation Law.

TENTH: The Corporation is to have a perpetual existence.

ELEVENTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law, as the same exists or as may hereafter be amended and supplemented from time to time, indemnify any and all directors and officers whom it shall have the power to indemnify under said Section 145 from and against any and all of the expenses, liabilities, or other matters referred to or covered by said Section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors, and administrators of such a person. To the fullest extent permitted by Delaware law, as it may be amended and supplemented from time to time, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions of this Section Eleventh by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Restated Certificate, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

(continued on the next page)

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 23rd day of March , 2018.



By: _____
Joseph Anselmo
Chief Executive Officer



Common stock valuation for

LiveShopBuy, Inc.

Valuation date June 19, 2018

Prepared by Carta Valuations LLC on June 21, 2018

TABLE OF CONTENTS



Joseph Anselmo

Chief Executive Officer

LIVESHOPBUY, INC.

101 Crawfords Corner Road, Suite 4-202 Holmdel, NJ 07733

June 20, 2018

This report details the valuation analysis of fair market value of the common equity of LiveShopBuy, Inc. ("LiveShopBuy, Inc." or "Company") on a per share basis ("Subject Interest") as of June 19, 2018 ("Valuation Date"). It is understood that the valuation of the Subject Interest, as developed in this report, will be used for tax planning and financial reporting purposes in conjunction with Section 409A regulations of the Internal Revenue Code ("IRC") as well as Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 – Compensation. We have not been engaged to make any purchase or sale recommendations associated with the Company. As such, this report should not be used for any other purpose.

SCOPE OF ENGAGEMENT

Consistent with Revenue Ruling 59-60 and standard practice, the following factors have also been analyzed and accorded due weight, where applicable:

- The nature and history of the entity's business;
- The general economic conditions and specific industry outlook;
- The book value of the entity and its financial condition;
- The earning capacity of the entity;
- The entity's distribution history and capacity;
- The existence of goodwill or other intangible value within the business;
- Prior interest sales and the size of the interest being valued;
- The market price of companies engaged in the same or a similar line of business having their equity securities actively traded in a free and open market.

We considered differences between the Company's preferred and common shares with respect to liquidation preferences, conversion rights, voting rights, and other features. We also considered appropriate adjustments to recognize lack of marketability related to the Subject Interest.

CONCLUSIONS

Based on the information provided and the analysis conducted, and subject to the attached Statement of Limiting Conditions, it is our opinion that the value of LiveShopBuy, Inc.'s common stock as of the Valuation Date is as follows:

Common Stock of LiveShopBuy, Inc.: **$0.25**

Carta Valuations LLC's fee for this service is not contingent upon the results of the Valuation expressed herein. This Valuation is subject to the terms and conditions of the master subscription agreement between eShares, Inc. (an affiliate of Carta Valuations LLC) and LiveShopBuy, Inc. executed on June 12, 2017.



VALUATION SUMMARY

Company value

Approach	Value	Weighting
Market approach (guideline public company method)	$3,787,231.60	100.00%
Concluded value	**$3,787,231.60**	**100.00%**

Common stock value

Inputs	Conclusion
Allocation methodology	Option pricing model
Fully marketable value	$0.46
Discount for lack of marketability	45.00%
Concluded fair market value	**$0.25**



COMPANY OVERVIEW

LiveShopBuy, Inc. has developed an online marketplace for local merchants to advertise and sell their products and services in every local community throughout the U.S.

The Company aims to bring the best advertising and marketing technologies available into one affordable, cost-effective and easy to use solution. The proprietary algorithm built by LiveShopBuy gives preference to small businesses who are in the immediate area of the user by displaying their listings at the top of the page.



LIVESHOPBUY, INC. FINANCIALS

Income statement

Metric	Historical[1]	TTM	NTM	2019	2020
Revenue	$120.00	$12,423.71	$714,572.00	$4,325,028.00	$10,684,331.00
EBITDA	($3,651.17)	($76,490.34)	$14,139.00	$1,506,941.00	$5,000,227.00

Financial Metrics

Metric	Value
EBITDA Margin	-615.68%

Balance sheet

Metric	Value
Cash and cash equivalents	$106.77
Interest bearing liabilities	$0.00

[1] 'Historical' refers to the period from June 6, 2016 to June 5, 2017.



CAPITALIZATION

Share classes

Outstanding shares	Shares outstanding	Warrants	Options	Total
Common	7,937,250	0	233,198	8,170,448

Liquidation preferences

Share class	Liquidation rank	Issue price	Multiplier	Dividend type	Dividend rate	Participation Y/N	Participation cap	Conversion ratio
Common	1	$0.00	1.00	N/A	N/A	N/A	N/A	1.00

Convertible debt and equity

Type	Valuation cap	Principal	Interest rate	Maturity date
Convertible note	$4,000,000.00	$100,000.00	0.00%	-

Lowest number liquidation preference is paid out first.



VALUATION METHODOLOGY SUMMARY

Selected valuation approaches

The first step in valuing the Company's common shares was to determine the value of the Company. In arriving at a conclusion of the Company value, we considered the methodologies below:

Market approach: Subject company transaction method

This methodology consists of examining prior transactions of the subject Company. According to the AICPA guidelines, recent securities transactions should be considered as a relevant input for computing the enterprise valuation.

Given that there were no securities transactions recent to the Valuation Date, the Subject Company Transactions Method was not used.

Market approach: Guideline public company method

This methodology focuses on comparing the subject entity to publicly traded entities. While there may be differences in the selected guideline companies relative to the subject Company in terms of size, profitability, and other key operating metrics, the GPC approach captures market-derived prices from operationally similar companies. To account for potential value implications arising from differences between the Company and guideline companies, multiples at the high, median, or low end of the derived range can be methodically selected. As such, we applied an 100.00% weight to the value derived from the GPC Method. Detailed discussion and information about this approach can be found in the exhibits and appendix.

Market approach: Guideline M&A transaction method

This approach uses valuation multiples based on actual transactions that have occurred in the subject entity's industry. Given the lack of sufficiently comparable M&A transactions, we did not rely upon the Guideline M&A Transaction Method as of the Valuation Date.

Asset approach

The asset approach measures the value of an asset by the cost to recreate or replace it with another of like utility. When applied to the valuation of equity interests in businesses, value is based on the net aggregate fair market value of the entity's underlying individual assets. This approach is frequently used in valuing holding companies or capital-intensive businesses. This methodology was not used, as it does not accurately represent the going concern value of the Company.

Income approach: Discounted cash flow

This approach focuses on the income producing capability of a business. Given the stage and size of the Company, as well as the uncertainty regarding the Regulation CF OPO financing, reliable financial projections were not available. Accordingly we did not rely on the Income Approach.



GUIDELINE PUBLIC COMPANY DISCUSSION

Public companies selected

We identified potential guideline companies to compare to LiveShopBuy, Inc.. A global list of companies that could be considered similar to LiveShopBuy, Inc. was compiled for comparative purposes from a variety of sources including Capital IQ and discussions with management. We selected publicly traded guideline companies based on consideration of: business descriptions, operations and geographic presence, financial size and performance, stock liquidity, and management recommendations regarding most similar companies.



COMPARABLE COMPANY STATISTICS

($USD in thousands)

Company	LTM revenue	Historic growth rate	Projected growth	EBITDA margin	Projected EBITDA margin
Blackbaud, Inc.	$807,418.00	8.14%	11.56%	17.34%	23.90%
Care.com, Inc.	$178,049.00	7.35%	11.42%	7.14%	16.86%
eGain Corporation	$60,339.00	-1.43%	10.31%	3.50%	5.87%
Etsy, Inc.	$465,252.00	22.43%	21.98%	13.56%	23.15%
MercadoLibre, Inc.	$1,449,396.00	51.54%	17.91%	6.56%	5.28%
Shutterstock, Inc.	$579,906.00	14.18%	10.94%	7.71%	16.44%
XO Group Inc.	$161,222.00	4.63%	6.33%	12.38%	22.11%
Yelp Inc.	$871,713.00	15.82%	14.85%	4.51%	19.71%
Maximum	$1,449,396.00	51.54%	21.98%	17.34%	23.90%
75th percentile	$823,491.75	17.47%	15.61%	12.67%	22.37%
Median	$522,579.00	11.16%	11.49%	7.43%	18.29%
25th percentile	$173,842.25	6.67%	10.79%	6.05%	13.80%
Minimum	$60,339.00	-1.43%	6.33%	3.50%	5.28%



COMPARABLE COMPANY RANKINGS

(From highest to lowest)

Rank	LTM revenue	Historic growth rate	Projected growth	EBITDA margin	Projected EBITDA margin
1	MercadoLibre, Inc.	**LiveShopBuy, Inc.**	**LiveShopBuy, Inc.**	Blackbaud, Inc.	Blackbaud, Inc.
2	Yelp Inc.	MercadoLibre, Inc.	Etsy, Inc.	Etsy, Inc.	Etsy, Inc.
3	Blackbaud, Inc.	Etsy, Inc.	MercadoLibre, Inc.	XO Group Inc.	XO Group Inc.
4	Shutterstock, Inc.	Yelp Inc.	Yelp Inc.	Shutterstock, Inc.	Yelp Inc.
5	Etsy, Inc.	Shutterstock, Inc.	Blackbaud, Inc.	Care.com, Inc.	Care.com, Inc.
6	Care.com, Inc.	Blackbaud, Inc.	Care.com, Inc.	MercadoLibre, Inc.	Shutterstock, Inc.
7	XO Group Inc.	Care.com, Inc.	Shutterstock, Inc.	Yelp Inc.	eGain Corporation
8	eGain Corporation	XO Group Inc.	eGain Corporation	eGain Corporation	MercadoLibre, Inc.
9	**LiveShopBuy, Inc.**	eGain Corporation	XO Group Inc.	**LiveShopBuy, Inc.**	**LiveShopBuy, Inc.**
Subject Co.	9/9	1/9	1/9	9/9	9/9

Source: Capital IQ



REVENUE MULTIPLES

($USD in Millions)

Name	MVIC	LTM	NTM	2018	2019	2020
Blackbaud, Inc.	$5,321.78	6.59x	5.91x	6.05x	5.53x	5.12x
Care.com, Inc.	$746.92	4.20x	3.77x	3.89x	3.44x	3.10x
eGain Corporation	$367.12	6.08x	5.52x	5.66x	4.99x	-
Etsy, Inc.	$4,206.64	9.04x	7.41x	7.74x	6.52x	5.55x
MercadoLibre, Inc.	$14,006.61	9.66x	8.20x	8.95x	5.96x	4.22x
Shutterstock, Inc.	$1,695.17	2.92x	2.63x	2.68x	2.42x	2.22x
XO Group Inc.	$857.06	5.32x	5.00x	5.11x	4.69x	4.33x
Yelp Inc.	$3,690.43	4.23x	3.69x	3.84x	3.29x	2.88x
Maximum	$14,006.61	9.66x	8.20x	8.95x	6.52x	5.55x
90th percentile	$7,927.23	9.23x	7.65x	8.10x	6.13x	5.29x
75th percentile	$4,485.42	7.20x	6.28x	6.47x	5.63x	4.73x
Median	$2,692.80	5.70x	5.26x	5.39x	4.84x	4.22x
Mean	$3,861.47	6.01x	5.26x	5.49x	4.61x	3.92x
25th percentile	$829.53	4.22x	3.75x	3.87x	3.40x	2.99x
10th percentile	$632.98	3.81x	3.37x	3.49x	3.03x	2.61x
Minimum	$367.12	2.92x	2.63x	2.68x	2.42x	2.22x

Source: Capital IQ



GUIDELINE PUBLIC COMPANY METHOD CONCLUSION

Multiples selection

While several of the Company's publicly-traded peers have more diverse product lines and address larger target markets, the Company's growth rates markedly exceed those of publicly-traded industry comparables. Given these factors and in conjunction with the Company's performance relative to its internal expectations, a multiple at the median of the range was selected.

Weighting

The Company has not generated material revenue as of the Valuation Date since inception. Additionally, investors are typically most interested in a Company's forward looking expectations. It was therefore determined that applying all weighting to forward looking revenue projections would yield the most representative fair market value.

	Metric	Multiple	Weighting	Weighted value
NTM revenue	$714,572.00	5.30x	1.00	$3,787,231.60

Market value of invested capital	$3,787,231.60
Interest-bearing liabilities	$104,000.00
Equity value	$3,683,231.60



ALLOCATION

After the value of the Company was determined, it was allocated among the various share classes. The three allocation approaches considered are outlined below:

Option pricing model (OPM)

The OPM allocates a company's market value of invested capital among the various capital investors. The OPM takes into account the outstanding debt, the preferred shareholders' liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date.

Option pricing model inputs

Inputs	Value
Market value of invested capital	$3,787,231.60
Risk-free interest rate	2.560%
Selected asset volatility	70.00%
Probability weighted time to exit	2.00 years

To calculate the fair market value of Common Stock, the Black-Scholes Option Pricing Model was used. The Black-Scholes implementation of the Option Pricing Method treats the rights of holders of various classes of securities (debt, preferred stock, common stock, warrants, and options) as call options on any value of the Company above a series of breakpoints. For the Company, these breakpoints were set after examining the Certificate of Incorporation, warrant and option agreements, loan agreements/covenants and management's records of the numbers of securities outstanding as of the Valuation Date. The values of the breakpoints were calculated by reviewing:

- The outstanding principal balance and any accrued interest on long-term debt;
- The liquidation preferences of preferred stock (including seniority of any series of preferred stock);
- The participation rights of preferred stock (including any caps on such participation);
- The strike prices of warrants and options

The Black-Scholes Model requires a series of variables, including the: value of company, time to liquidity event, risk-free rate, and volatility. Below are the key assumptions for each of these variables.

Company value

The implied market value of invested capital of $3,787,231.60 was used as the underlying value of the company.

Time to liquidity

In the context of the OPM, the time to a liquidity event (otherwise referred to as "time to exit") constitutes the time until the Company issues an initial public offering ("IPO"), is acquired, or liquidates assets through a dissolution sale. In determining the time to liquidity, Carta Valuations LLC incorporated guidance from management in the probability weighted time to exit that accounts for different exit, financing, or dissolution scenarios. As for the selected time to exit used in the DLOM, it reflects an approximation of the time to an IPO or M&A event.



As per Section 6.37 of the AICPA Practice Aid, "...*for early-stage firms, the next round of financing may be highly uncertain. Using a term in the OPM based on the expected time to exit, including the likelihood of dissolution in the short term, while still estimating the discount for lack of marketability based on the expected time to a successful exit may provide a more representative value for common stock in situations in which the company's ability to raise the next round of funding is highly uncertain.*"

Risk-free rate

It is commonly accepted that US Treasury securities are a good proxy for the risk-free rate. We used the yield, as of June 19, 2018 of the 2.00 year US Treasury bond, a maturity which closely approximates the forecasted liquidity horizon of the Company.

Volatility

The estimate for expected volatility, over the estimated time to a liquidity event, was based upon an analysis of the historical volatility of guideline public companies and factors specific to the Company. A volatility of 70.00% was selected for the Company.

Probability weighted expected return method (PWERM)

The Probability Weighted Expected Return Method of allocating value between security holders analyzes the capital structure of a business at the time of several different potential future outcomes. It assumes that the likelihood, timing, and size of financial success or failure can be estimated. This method involves a forward-looking analysis of the possible future outcomes available to the enterprise, the estimation of ranges of future and present value under each outcome, and the application of a probability factor to each outcome as of the valuation date.

Given the subjectivity and difficulty associated with estimating exit values and lack of empirical data to support the values at the Company's current stage of development, the probability-weighted expected return method was not selected.

Current value method

The Current Value Method allocates the company's current value among various equity owners based on liquidation preferences and other rights under the assumption that all capital owners act to maximize their financial return. According to AICPA guidelines, the Current Value Method is applicable in two circumstances: 1) the assumption of an imminent liquidity event in the form of an acquisition or dissolution of a company; and 2) when a company is assumed to be at such an early stage of its development that no material progress has been made on its business plan, no significant value has been created above the liquidation preference of the senior securities, and there is no reasonable basis for estimating the amount and timing of any such common equity above the liquidation preference that might be created in the future.

The Company is not very early in its development and does not face an imminent liquidity/dissolution event as of the Valuation Date. Therefore, the Current Value Method was not selected.



VOLATILITY SELECTION

Comparable company	Symbol	Asset volatility[1]
Blackbaud, Inc.	BLKB	23.86%
Care.com, Inc.	CRCM	45.46%
eGain Corporation	EGAN	69.42%
Etsy, Inc.	ETSY	45.04%
MercadoLibre, Inc.	MELI	38.38%
Shutterstock, Inc.	SSTK	38.70%
XO Group Inc.	XOXO	27.83%
Yelp Inc.	YELP	42.05%
Minimum		23.86%
10th percentile		26.64%
25th percentile		35.74%
Mean		41.34%
Median		40.37%
75th percentile		45.14%
90th percentile		52.65%
Maximum		69.42%
Selected volatility		70.00%[2]

[1] The volatility represents the normalized, standard deviation of the natural log of daily price returns of the comparable public companies. All pricing data is sourced from CapitalIQ or Quandl.

[2] Taking into account the stage and size of LiveShopBuy, Inc. as well as the uncertainty regarding the upcoming Reg. CF OPO, a selected volatility of 70.00% was chosen for this analysis.



BREAKPOINTS

Description	From	To	Delta	Option value	Incremental value
Debt Payment: Non convertible debt, Convertible Notes $4.0M Valuation Cap	$0	$104,395	$104,395	$3,688,063	$99,169
Participates: Common	$104,395	$105,189	$794	$3,687,309	$754
Exercises: Common (CS) $0.0001 Strike	$105,189	$345,700	$240,511	$3,460,980	$226,329
Exercises: Common (CS) $0.0300 Strike	$345,700	$1,076,042	$730,342	$2,842,489	$618,492
Converts to common: Common (CS) $0.1200 Strike	$1,076,042	Infinity	Infinity	$0	$2,842,489



OPTION PRICING MODEL

Percentages

Share classes	1	2	3	4	5
Common	-	100.00%	98.67%	97.81%	97.15%
Common (CS) $0.0001 Strike	-	-	1.33%	1.31%	1.30%
Common (CS) $0.0300 Strike	-	-	-	0.88%	0.87%
Common (CS) $0.1200 Strike	-	-	-	-	0.68%
Non convertible debt	4.21%	-	-	-	-
Convertible Notes $4.0M Valuation Cap	95.79%	-	2.78%	2.76%	-
Total	100.00%	100.00%	102.78%	102.76%	100.00%

$USD

Share classes	1	2	3	4	5
Common	-	$754	$223,329	$604,951	$2,761,359
Common (CS) $0.0001 Strike	-	-	$2,999	$8,125	$37,086
Common (CS) $0.0300 Strike	-	-	-	$5,416	$24,724
Common (CS) $0.1200 Strike	-	-	-	-	$19,320
Non convertible debt	$4,175	-	-	-	-
Convertible Notes $4.0M Valuation Cap	$94,994	-	$6,301	$17,067	-
Total	$99,169	$754	$232,629	$635,558	$2,842,489



OPTION PRICING MODEL RESULTS

Share class	Share class value	Shares outstanding	Fully marketable value
Non convertible debt	$4,175	0	None
Common (CS) $0.1200 Strike	$19,320	55,533	$0.35
Common (CS) $0.0300 Strike	$30,140	71,066	$0.42
Common (CS) $0.0001 Strike	$48,210	106,599	$0.45
Convertible Notes $4.0M Valuation Cap	$118,362	223,925	None
Common	$3,590,393	7,937,250	$0.45



DISCOUNT FOR LACK OF MARKETABILITY

Selected approach: The Chaffe Approach

Inputs	Value
Risk-free interest rate	2.800%
Time to exit	5.00 years
Volatility	71.75%
Total equity value, S	$1.00
Equity breakpoint, X	$1.00
Continuously compounded dividend yield rate, q	0.00%
Standard normal cumulative distribution of $d1$, $N(d1)$	76.27%
Standard normal cumulative distribution of $d2$, $N(d2)$	18.69%

Calculated value of Put option	$0.48
Calculated discount for lack of marketability, Chaffe approach	47.62%
Selected discount for lack of marketability	45.00%



DISCOUNT FOR LACK OF MARKETABILITY

Selected approach: The Finnerty Approach

Inputs	Value
Risk-free interest rate	2.800%
Time to exit	5.00 years
Volatility	71.75%
Value of the share of common stock without transfer restrictions, *V*	$1.00
Continuously compounded dividend yield rate, *q*	0.00%
Standard normal cumulative distribution of *d1*, *N(d1)*	64.25%
Standard normal cumulative distribution of *d2*, *N(d2)*	35.75%

Calculated value of Put option	$0.29
Calculated discount for lack of marketability, Finnerty approach	28.51%
Selected discount for lack of marketability	45.00%



APPRAISER BIO AND CREDENTIALS

Chad Willbur
Managing Director, Carta Valuations LLC

Chad Willbur is the Director of Carta Valuations LLC. Since 2004, Chad has specialized in the valuation of privately-held securities for financial reporting purposes and tax compliance. During this time, he has served large public and private companies, middle-market firms and early-stage enterprises. Representative engagements include:

- Common stock valuations for tax and financial reporting to comply with section 409A of the Internal Revenue Code and FASB ASC Topic 718: Compensation-Stock Compensation
- Fund valuations for financial reporting to comply with FASB ASC Topic 820: Fair Value Measurements and Disclosures
- Valuation of carried and capital interests related to private equity, venture capital, and hedge fund interests
- Valuation of stock options and complex option-embedded securities

Chad has extensive experience serving clients in a variety of industries including: Internet software and services, biotechnology, pharmaceuticals, cleantech, application and system software, computer hardware, healthcare, financial services, manufacturing, media, retail and telecommunications.

Chad previously served as a Director in the valuation services group at Andersen Tax, LLC and as the Director of the Venture Capital/Private Equity business unit at Quist Valuation, LLP/Shareholder Insite, Inc. Chad is a candidate member of the American Society of Appraisers and the CFA Institute.



APPRAISER BIO AND CREDENTIALS

Candice Bassell, CPA, ABV, CFF
Director, Carta Valuations LLC

Candice Bassell is a Director with Carta Valuations LLC. Candice has specialized in the valuation of privately-held business interests since 2005. She has performed valuations for tax compliance, financial reporting, and litigation support.

Candice has extensive experience serving clients in a variety of industries, including biotechnology, pharmaceuticals, Internet software and services, manufacturing, retail, healthcare, and construction.

Candice previously served as a Managing Director at Grant Thornton LLP, where she was the practice leader for the Pacific Northwest Forensic and Valuation Services group. Candice is a Certified Public Accountant (CPA) and holds the Accredited in Business Valuation (ABV) and Certified in Financial Forensics (CFF) credentials. She is a member of the American Institute of Certified Public Accountants and a candidate member of the American Society of Appraisers.

Candice has provided valuation-related court testimony and has been a speaker at national valuation conferences. She served on the Technical Advisory Board for the AICPA's *FVS Consulting Digest* publication from 2012 through 2016 and as a member of the AICPA's ABV Credential Committee in 2015 and 2016. Candice was a technical reviewer for *A Consensus View: Q&A Guide to Financial Valuation* by James Hitchner, Shannon Pratt, and Jay Fishman. She was also a contributor to *Valuing Early Stage and Venture-Backed Companies* by Neil Beaton.

Candice received an MBA in Finance and a BA in English from the University of Kansas.



APPRAISER BIO AND CREDENTIALS

Christine Ngo, CVA

Manager, Carta Valuations LLC

Christine Ngo is a Valuation Manager at Carta Valuations LLC. She has significant valuation experience, completing over 500 valuation projects including intangible asset valuations, stock option analyses for financial reporting, fairness opinions and corporate planning.

Prior to joining Carta Valuations LLC, Christine completed valuation and financial reporting work as an Associate at Teknos Associates. Her work experience also includes positions with the business valuation and litigation support firms Valuation Services, Inc., where she completed valuation projects for corporate planning, private equity transactions, and gift and estate tax purposes. Christine's experience also includes an internal audit role with Ernst and Young.

Christine received a B.S. in Finance from the University of Virginia. Additionally, Christine holds the designation of Certified Valuation Analyst (CVA) granted by the National Association of Certified Valuators and Analysts and is a CFA Level II Candidate.



APPRAISER BIO AND CREDENTIALS

Jaron Watumull Wright, CFA
Manager, Carta Valuations LLC

Jaron Watumull Wright is a Manager with Carta Valuations LLC, focusing on valuations of late-stage, venture-backed technology companies. Before joining the Carta Valuations LLC team, Jaron worked at SVBA Analytics where he focused on early and late stage 409A valuations.

Prior to joining SVB Analytics, Jaron was an Account Manager for CapMx where he supported clients through equity compensation management and ASC718 (formerly FAS123r) expensing. Before joining CapMx, Jaron worked for a start-up technology company after working at PricewaterhouseCoopers, where he assisted with financial audits.

Jaron received his bachelor's degree in finance from the University of San Francisco. He passed Level III of the CFA Program in 2014.



APPRAISER BIO AND CREDENTIALS

Patrick Harrington

Manager, Carta Valuations LLC

Patrick Harrington is a Manager with Carta Valuations LLC, responsible for conducting due diligence and financial analysis on valuation engagements for late-stage technology companies.

Prior to joining Carta Valuations LLC, Patrick worked as a Manager with SVB Analytics where he executed a variety of advisory and valuation engagements.

Before SVB Analytics, Patrick worked as a Lead Qualification Specialist at InsideView, Inc. where he was responsible for screening inbound leads and performing predictive analyses to drive business development.

Patrick holds FINRA Series 63 and Series 79 licenses, and is a candidate member for the American Society of Appraisers.

Patrick earned a bachelor's degree in Finance with a minor in Economics from Fordham University, graduating Summa Cum Laude and as a member of Beta Gamma Sigma and Phi Kappa Phi Honors Societies.



APPRAISER BIO AND CREDENTIALS

Tami Tande
Manager, Carta Valuations LLC

Tami Tande joined Carta Valuations LLC as a Valuation Manager in November 2017. Prior to joining Carta Valuations LLC, Tami worked as a Manager in the valuation department at Moss Adams, LLP, a fully integrated professional services firm.

Since 2013, Tami has valued several privately-held companies for a variety of purposes, including: employee stock ownership plans (ESOPs), gift tax, estate planning, potential sale and acquisitions, 409A compensation plans, financial reporting, and corporate planning purposes.

Tami has valued companies in several different industries, including but not limited to, companies operating in the information technology, software development, engineering, distributor/wholesale, restaurant, grocery store, gas station, manufacturing, and construction space.

Tami has also worked on a variety of consulting projects involving assisting management with making informed financial decisions for the company.

Tami received her master's degree in finance with a focus on business valuation from Seattle University. She passed Level I of the CFA Program in 2011.

Contributing analysts
Kitt Turner
Valuations Analyst



REPORT CERTIFICATION

This valuation complies with generally accepted standards

This valuation was created in compliance with the Uniform Standards of Professional Appraisal Practice and the American Institute of Certified Public Accountants valuation methodologies.

This valuation is unbiased

Neither Carta Valuations LLC nor its staff who conducted this valuation have a present or intended financial interest in the Company. The fees for this service are not contingent upon the valuation opinion expressed in this report.

This valuation uses the best information available

This valuation was created using the best information available, and assumes that there are no hidden or unapparent conditions that would materially alter the opinion expressed in this report. This valuation assumes that, as of the Effective Date of June 19, 2018, the Company will continue to operate as a going concern.

The information in this report is believed to be correct

For purposes of this valuation report, the management of LiveShopBuy, Inc. provided us with financial data and other records and documents pertaining to the Company's operations and assets, which have not been independently verified. This information has been accepted as a proper representation of the Company's operations and condition.

Purpose and distribution of valuation

The valuation prepared by Carta Valuations LLC is prepared solely for the purpose stated in the Engagement Letter and should not be used for any other purpose. Except as specifically stated by Carta Valuations LLC, this valuation report and its contents may not be quoted or referred to, in whole or in part, in any registration statement, prospectus, public filing, loan agreement, or other agreement or document without the prior written approval of Carta Valuations LLC. This valuation report is prepared for Client use only for the stated purpose as of the valuation date and may not be reproduced or distributed to any third parties without Carta Valuations LLC prior written consent.

Nature of opinion

Nothing in this valuation report is to be construed as a fairness opinion as to the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, is the expression of Carta Valuations LLC's determination of the fair market value of assets between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date. For various reasons, the price at which the assets might be sold in a specific transaction between specific parties on a specific date might be significantly different from the fair market value as expressed in this report.

Reliance on forecasted data

Carta Valuations LLC's use of Client's management projections or forecasts in any analysis does not constitute an examination or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants ("AICPA"). Carta Valuations LLC does not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospec-



tive financial statements, if used, are presented in conformity with AICPA presentation guidelines. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and these differences may be material. Achievement of the forecasted results is dependent on action, plans, and assumptions of management.

Testimony

Carta Valuations LLC and its employees, consultants and agents shall not provide any testimony or appear in any legal proceeding unless Carta Valuations LLC coordinates such testimony.

Circular 230 Disclaimer

This report is limited to issues concerning compliance with IRC §409(a). Additional issues may exist that could affect the Federal tax treatment of the interests that are subject to the report, and the report does not consider or provide a conclusion with respect to any additional issues. Carta Valuations LLC's report is not intended or written to be used, and cannot be used, by the Company or any other person or entity, for the purpose of avoiding any penalties that may be imposed on any taxpayer.

Appendix



VOLATILITY ANALYSIS

Historical volatilities as of the valuation date.

Company name	1 year	2 years	3 years	4 years
Blackbaud, Inc.	23.37%	23.86%	25.56%	24.57%
Care.com, Inc.	41.10%	45.46%	45.00%	43.36%
Etsy, Inc.	42.31%	45.03%	54.48%	56.02%
MercadoLibre, Inc.	41.74%	38.38%	37.30%	36.05%
Shutterstock, Inc.	38.06%	38.70%	47.30%	45.69%
XO Group Inc.	26.07%	27.83%	29.01%	30.38%
Yelp Inc.	41.18%	42.05%	48.74%	52.12%
eGain Corporation	73.02%	69.42%	65.06%	61.36%
Maximum	73.02%	69.42%	65.06%	61.36%
90th percentile	51.52%	52.65%	57.66%	57.62%
75th percentile	41.88%	45.14%	50.18%	53.09%
Median	41.14%	40.37%	46.15%	44.53%
Mean	40.86%	41.34%	44.06%	43.69%
25th percentile	35.06%	35.74%	35.23%	34.63%
10th percentile	25.26%	26.64%	27.97%	28.64%
Minimum	23.37%	23.86%	25.56%	24.57%

Source: Capital IQ



COMPARABLE COMPANY DESCRIPTIONS

Blackbaud, Inc.

Blackbaud, Inc. provides cloud software solutions to nonprofits, foundations, corporations, education institutions, healthcare organizations, and other charitable giving entities in the United States, Canada, Europe, and Australia. It operates in three segments: General Markets Business Unit, Enterprise Customer Business Unit, and International Business Unit. The company offers Raiser's Edge NXT and Blackbaud CRM (customer relationship management), which are fundraising and relationship management solutions; Luminate CRM for campaign management, constituent relations, business intelligence, and analytics; eTapestry, a cloud fundraising and donor management solution; and everydayhero, a cloud crowdfundraising solution. It also provides solutions for donor acquisition, prospect research, data enrichment, and performance management; Luminate Online that builds online fundraising campaigns; Blackbaud Online Express, a cloud fundraising and marketing tool; and Blackbaud NetCommunity, an online marketing and communications tool. In addition, the company offers Financial Edge NXT, a cloud accounting solution; GIFTS Online, a cloud solution; FIMS, an on-premise foundation management system; and Blackbaud Outcomes that empowers funders and nonprofits. Further, it provides onMessage, a content management system; onRecord, a new student information system; onCampus, a learning management system; onboard, an enrollment management system; Smart Tuition, a solution that helps administrative staff; Smart Aid, a proprietary hobbies, interest, and lifestyles profile; and Altru, a cloud solution that helps arts and cultural organizations, as well as customer support and maintenance, payment processing, professional, and training services. Additionally, the company offers AngelPoints, an integrated corporate social responsibility solution. Blackbaud, Inc. was founded in 1981 and is headquartered in Charleston, South Carolina.

Care.com, Inc.

Care.com, Inc. operates an online marketplace for finding and managing family care in the United States and internationally. The company helps families to address their lifecycle of care needs, including child care, senior care, and special needs care, as well as other non-medical family care needs, such as pet care, tutoring, and housekeeping; and enables caregivers to find full-time and part-time employment opportunities. Its consumer matching solutions allow families to search for, connect with, qualify, vet, and select caregivers. The company also provides caregivers with solutions to create personal profiles, describe their unique skills and experience, and otherwise differentiate and market themselves in a marketplace. In addition, it offers consumer payments solutions that provide families various options to manage their financial relationship with their caregiver; solutions for employers via Care@Work; and recruiting solutions for care-related businesses, as well as operates platform to host and manage parenting groups and forums. Care.com, Inc. was founded in 2006 and is headquartered in Waltham, Massachusetts.

eGain Corporation

eGain Corporation provides cloud-based customer engagement software solutions worldwide. The company offers eGain software suite, including eGain Mobile for businesses to offer engagement options in the eGain suite to mobile users. It also provides Web applications comprising eGain Offers that helps businesses engage visitors on the company Website and Facebook fan pages; eGain Virtual Assistant that enables conversational automation to engage customers across digital touch points; eGain Cobrowse that enables phone and chat reps to show customers around the Website, help locate information, and hand-hold them during complex tasks; eGain Super Chat for Website visitors to conduct chats with agents; eGain ClickToCall provides Website visitors the ability to request a call-



back; and eGain SelfService to support customer self-service options. In addition, the company offers desktop applications consisting eGain Advisor Desktop, a desktop for customer service advisors in a digital world; eGain CallTrack call logging system; eGain Mail+Social, a application for processing inbound customer emails and providing email customer response; and eGain KnowledgeAgent, which empowers contact center agents with AI-powered knowledge management. Further, it eGain suite includes eGain Operational Analytics for businesses to monitor, measure, and manage their omnichannel contact center operation; eGain Secure Messaging that enables secure messaging for business with their customers; and eGain Notify, an application to deliver automatic reminders, alerts, and updates at various stages of the customer journey. Additionally, the company offers implementation, solution development, systems integration, and training services. It serves retail, telecommunications, financial services, insurance, outsourced services, technology, utilities, government, manufacturing, and consumer electronics industries. eGain Corporation was founded in 1997 and is headquartered in Sunnyvale, California.

Etsy, Inc.

Etsy, Inc. operates Etsy.com, a commerce platform to make, sell, and buy goods online and offline primarily in the United States, United Kingdom, Canada, Australia, France, and Germany. It provides various seller services and tools that are designed to help entrepreneurs for starting, managing, and scaling their businesses. The company offers approximately 50 million items across approximately 50 retail categories to buyers. It also provides various seller services, including Etsy payments, a payment processing service; promoted listings, an on-site advertising service that allows sellers to pay for prominent placement of their listings in search results; shipping labels, which allows sellers in the United States and Canada to purchase discounted shipping labels; and pattern, a service that allows sellers to build custom Websites, as well as offers seller tools and education resources to manage the administrative side of their businesses. Etsy, Inc. was founded in 2005 and is headquartered in Brooklyn, New York.

MercadoLibre, Inc.

MercadoLibre, Inc. hosts online commerce platforms in Latin America. It offers MercadoLibre Marketplace, an automated online commerce service for businesses and individuals to list items and conduct their sales and purchases online in a fixed-price or auction-based format. The company's Marketplace platform enables commerce through online classifieds for motor vehicles, vessels, aircraft, services, and real estate; and Internet users to browse through various products that are listed on its Website and to register with MercadoLibre to list and purchase items and services. It also provides MercadoLibre Classifieds service that enables users to list their offerings related to motor vehicles, vessels, aircraft, real estate, and services outside the Marketplace platform; and MercadoPago, an integrated online payments solution to facilitate transactions on and off the MercadoLibre Marketplace by providing a mechanism that allows its users to send and receive payments online. In addition, the company offers MercadoLibre Advertising platform, which enables large retailers and various other consumer brands to promote their products and services on the Internet by providing branding and performance marketing services; and advertisers to place text, display, or banner advertisements in order to promote their brands and offerings on its Webpages and associated sites. Further, it provides MercadoShops, a software-as-a-service, hosted online store solution that enables users to set-up, manage, and promote their own Webstores; and MercadoEnvios, a shipping service for marketplace users. The company was founded in 1999 and is headquartered in Buenos Aires, Argentina.



Shutterstock, Inc.

Shutterstock, Inc. provides content products and services in North America, Europe, and internationally. It offers digital imagery services, which include licensed photographs, vectors, illustrations, and video clips that customers use in their visual communications, such as Websites, digital and print marketing materials, corporate communications, books, publications, and video content; and commercial music services comprising music tracks and sound effects that are used to complement digital imagery. The company provides its services under the Shutterstock, Bigstock, Offset, Shutterstock Music, and Shutterstock Editorial names. It also offers digital asset management services through Webdam, a cloud-based digital asset management platform, which provides tools for customers to manage content and brand management assets. The company serves marketing agencies, media professionals, and other organizations. Shutterstock, Inc. was founded in 2003 and is headquartered in New York, New York.

XO Group Inc.

XO Group Inc. provides multiplatform media and marketplace services to the wedding, pregnancy and parenting, and local entertainment markets primarily in the United States. It operates a network of Websites under various brands, including The Knot, which offers wedding resources and marketplaces through wedding Website and mobile apps, national and local wedding magazines, and nationally published books; and The Bump, a pregnancy and parenting brand that provides personalized information, content, and tools for navigating the journey from fertility to pregnancy and parenting through the toddler years. The company's network of Websites also comprise GigMasters, an event marketplace for finding and booking the entertainment and vendors for birthday parties, weddings, anniversaries, corporate events, and others. It also offers local online advertising programs, such as online listings, digital advertisements, and direct email marketing; and national online advertising programs consisting of display advertisements, custom and brand-integrated content, direct emails, and placement in its online search tools. In addition, the company provides transaction offerings that include a registry service, which enables users to create, manage, and share various retail store registries from a single source; and retailer and local vendor offerings, such as invitations, stationery, reception decor, and personalized gifts. Further, it publishes The Knot national and regional magazines. The company was formerly known as The Knot, Inc. and changed its name to XO Group Inc. in June 2011. XO Group Inc. was founded in 1996 and is headquartered in New York, New York.

Yelp Inc.

Yelp Inc. operates a platform that connects people with local businesses in the United States, Canada, and internationally. The company's platform covers various local business categories, including restaurants, shopping, beauty and fitness, arts, entertainment and events, home and local services, health, nightlife, travel and hotel, auto, and others. It provides free and paid advertising products to businesses, as well as enables businesses to deliver targeted search advertising to local audiences through its Website and mobile application; and business listing products. The company's Yelp platform enables consumers to order flowers, purchase event tickets, and book spa and salon appointments. In addition, it offers Yelp Deals that allow local business owners to create promotional discounted deals for their products and services; and Gift Certificates products for local business owners to sell full-price gift certificates directly to customers through their business listing pages. Further, the company provides other services comprising Yelp Reservations that provide restaurants, nightlife, and other venues with the ability to offer online reservations directly from their Yelp business listing pages; and Yelp Nowait, a subscription-based waitlist management solution that allows consumers to check wait times and join waitlists remotely, as well as businesses to manage seating and server rotation. Its other services also include WiFi Marketing product for businesses to create on-premises WiFi access for customers and advertise products on the WiFi log-in page, as well as collect



contact and social media information from customers. The company offers its products directly through its sales force; indirectly through partners; and online through its Website. Yelp Inc. was founded in 2004 and is headquartered in San Francisco, California.



ECONOMIC OVERVIEW 4Q 2017

The U.S. economy—as indicated by GDP—grew at an annual rate of 2.6% in the fourth quarter of 2017, which is slower than the 3.2% rate reported for the third quarter of 2017. Although President Trump had been clamoring for 4.0% GDP growth, the fourth-quarter figure still ended the year on solid footing. In 2017, GDP rose at 2.3%, compared with 1.5% growth in 2016. The momentum gained over the later quarters suggests even more economic growth to come in 2018. The report noted the recently passed tax reform could lead to rising business investments and depleting inventories, which are factors that could fuel the growth. Total government spending increased 3.0% in the fourth quarter, following a modest increase of 0.7% last quarter. Private fixed investment, which includes residential and business spending, increased 7.9%. This marks the seventh consecutive quarter of increases. The trade deficit increased 25.2% in the fourth quarter, from $42.4 billion in September to $53.1 billion in December. The goods deficit increased $2.6 billion in December, to $73.3 billion, while the services surplus decreased $0.1 billion, to $20.2 billion.

The Leading Economic Index increased 0.6% in December, exceeding economists' forecasts for a rise of 0.5%, according to a survey by Reuters. The growth in the LEI resulted in an index reading of 107.0 points. It should be noted that this month's release incorporates annual benchmark revisions to the composite economic indexes, which bring them up-to-date with revisions in the source data. In addition, with this benchmark revision, the base year of the composite indexes (i.e., the year that equals 100) was changed to 2016 from 2010. Positive contributions from new orders in manufacturing, consumers' outlook on the economy, and improving stock markets and financial conditions boosted the index. This month's reading suggests the growth in the U.S. economy will likely continue through the holiday season and into the first half of 2018. In addition, the strengths of the leading indicators became somewhat more widespread.



EXHIBIT 1A: Real Gross Domestic Product and Moving Averages



Source of data: U.S. Department of Commerce.
Note: Figures are seasonally adjusted at annual rates. As the U.S. Department of Commerce issues revised data, some historically reported figures may change.



EXHIBIT 1B: GDP Components—Contribution to GDP Rate



The jobs report remained strong in December, as employment increased by 148,000 on the month. Revision to the total of nonfarm payroll jobs in October and November made for a lower aggregate total over the two-month period. Revisions to the October figures lowered the job gains to 211,000 jobs versus the 244,000 jobs originally reported, but a revision to the November figures showed a gain of 252,000 jobs versus the 228,000 jobs initially reported. The net result was a decrease of 9,000 jobs over the two-month period. As a result, the final monthly average for jobs in the last three months of 2017 was 204,000 jobs, which is higher than the annual average in 2017 of 171,250. The monthly average in 2017 trails the monthly average in 2016, at 187,000. The number of employed Americans remains at a record high of 154.0 million. At the current figures in 2017, the job pace remains well above the 80,000-jobs-a-month pace the White House Council of Economic Advisers believes is needed to maintain a low and stable unemployment rate. The unemployment rate reported at 17-year lows, remaining unchanged in December, at 4.1%. The labor-force participation rate remained unchanged for the month and year, at 62.7%.

Wages grew 9 cents in December, which marked the second consecutive month of gains. As a result, wages increased from $26.54 per hour to $26.63 per hour. Real average hourly earnings, seasonally adjusted from December 2016 to December 2017, increased 2.5%.



In the fourth quarter, the Federal Open Market Committee (FOMC) met twice. In the first meeting, in view of realized and expected labor market conditions and to sustain 2% inflation, the FOMC determined it would raise the federal funds rate, to between 1.25% and 1.50%. During the second meeting of the quarter, the FOMC voted to maintain the target range for the federal funds rate at between 1.25% and 1.50%. In determining to maintain the existing level of the federal funds rate, the committee cited an improving labor market but a slowdown in economic growth late in the year as reasons for its decision.

The Consumer Confidence Index decreased 6.5 points in December. The index fell to a reading of 122.1, declining from the high reached in November, which had been the highest reading for the index since November 2000. Economists polled in a survey by Reuters had forecasted a decline to 124.0. A somewhat less optimistic outlook for business and job prospects in the coming months spurred the decline in the index. Despite the decline in confidence, consumers' expectations remain at historically strong levels, suggesting economic growth will continue well into 2018. The Consumer Sentiment Index also retreated from last month's strong gains, as the index fell 2.6 points in December, to 95.9 points. The index continued to sink throughout the month, as the index reported lower than the midmonth preliminary reading of 96.8. Economists polled by MarketWatch had forecasted a final reading of 97.1. The survey noted that most of the decline was among lower-income households and, even though current conditions remain strong, there was growing uncertainty about the future, as consumers were split about the Republican tax cut plan. While the small gain in take-home pay that will kick in starting in February might not spark an uptick in optimism, it might dampen any renewed pessimism. At its peak, the consumer sentiment levels averaged 105.3 from 1997 to 2000.

The 4Q 2017 Wells Fargo/Gallup Small Business Index, which was reported in November, fell 3.0 points, to 103.0. The quarterly reading reported at a 10-year high last quarter, and, despite this quarter's decline, the reading indicates business owners' financial situations remain at prerecession levels. The level of optimism is up greatly from its index score of 80.0 from the same period in 2016. The report highlighted that, despite the decline in this quarter's reading, small-business owners' optimism has improved 23 points year over year and is still holding steady at post-recession highs. Looking ahead to 2018, it's a positive sign that business owners continue to report capital spending plans at the stronger levels achieved at the end of 2016 and that one in three owners are looking to add new staff.

The fourth-quarter survey asked small-business owners about their technology use and found that only about half are making changes to the way they market and operate their businesses. When asked how they use social media in their business, 53% of business owners reported an active presence on Facebook more than any other platform. In addition, 53% said social media are very or somewhat important for marketing to new or existing customers, with advertising second, at 52%. The latest survey also shows that business owners are making small strides to update their online and e-commerce presence. In the next 12 months, 53% of business owners plan to update their websites and 51% plan to increase their online presence through online marketing and social media sites. About one-third of owners plan to increase efforts to interact with customers via online or mobile apps, and a third plan to increase their business's e-commerce presence.

The survey also asked owners how they handle making payments, with some owners appearing to embrace new technologies or make changes to the types of payments their business accepts. The top form of payment remains cash or check, at 88% of owners choosing this form, followed by mailed payment, at 82%. Thirty-nine percent of business owners reported accepting in-person credit and debit card payments using traditional point-of-sale ter-



minals, which is up from 31% in January 2016. Thirty-three percent accept credit or debit card payments via point-of-sale terminals such as Square, which is up 20% from January 2016. Twelve percent of business owners said they accept digital wallet payments, compared to 5% in January 2016.

Lastly, the fourth-quarter survey asked small-business owners to identify the most important challenges facing their businesses today. Hiring and retaining quality staff was at the top of the list, at 16%, which is up from 13% last quarter and the highest reading for the measure since it was added to the survey in 2013. While hiring remains the top challenge, 32% of business owners reported plans to increase the number of jobs at their business in the next year, the second highest in the 14-year history of the survey. Other top concerns included attracting customers and finding new business, at 11%; taxes, at 11%; government regulations, at 11%; and financial stability/cash flow, at 8%.

The Present Situation Index (how business owners gauge their perception of the past 12 months) declined 2.0 points, to a reading of 43.0, while the future expectations index decreased 1.0 point, to 60.0. Both readings were near their highest levels for each respective index, achieved in April 2007. During the fourth quarter of 2016, the Present Situation Index reported at 24.0 and the future expectations index was at 56.0.

Since August 2003, the Wells Fargo/Gallup Small Business Index has surveyed small-business owners on current and future perceptions of their business's financial situation. The Small Business Index is published once a quarter. This index consists of owners' ratings of their business's current situation and their expectations for the next 12 months, measured in terms of their overall financial situation, revenue, cash flow, capital spending, number of jobs, and ease of obtaining credit. Before the recession and financial crisis of 2008-2009, Small Business Index scores were generally in triple digits. The Small Business Index reached its peak of 114.0 in December 2006 and hit a low of -28.0 in July 2010.

Middle-market business sentiment reached all-time highs in the fourth quarter of 2017, as planned policy reforms boosted middle-market businesses in the final months of 2017 while gaining momentum for the early months in 2018. The RSM U.S. Middle Market Business Index increased 6.5 points in the fourth quarter, to a reading of 132.2. Respondents indicated in the survey that middle-market businesses are positioned well in the economy, evident in the direction of hiring and compensation expectations over the next six months, which are positive and point to a solid expansion. The survey further points out that the top-line data affirm that the middle market is well-positioned heading into 2018, with the risk matrix for competing in a dynamic global economy continuing to include investments in intellectual capital, intellectual property, software, and equipment for the foreseeable future. Overall, business conditions in the middle market remain strong.

U.S. long-term growth maintained a solid rate of growth in the fourth quarter after increasing at an annual rate of 2.6% based on the Bureau of Economic Analysis' advanced estimate of gross domestic product. The fourth-quarter rate is below the 2.8% growth economists polled by Thomson Reuters forecasted, but still a figure representing growth in the economy, although the fourth-quarter growth is down from the third-quarter rate of 3.2%. Looking ahead, the recent passing of new tax reform policies are likely to encourage businesses to increase investments and spending, which could boost GDP figures in 2018.



The manufacturing sector increased 1.5 percentage points in December, as reported by the Institute for Supply Management (ISM). The manufacturing index (PMI) reading in December was 59.7%. The December report highlighted the expansion in new orders and production, but hiring growth recorded a slower rate, and supplier deliveries continued to struggle. PMI is an indicator of the economic health of the manufacturing sector and is based on data compiled from purchasing and supply executives nationwide.

The component of the index that measures new orders increased 5.4 percentage points in December, to 69.4%, and the component for production increased 1.9 percentage points in December, to 65.8%, as the indexes indicated continued growth in new orders and production. Industrial production increased 0.9% in December. The manufacturing component, which is the biggest component of industrial production, increased 0.1% and is up 2.4% from the same period last year. Capacity utilization, which measures how fully companies are deploying their resources, was unchanged in December, at 76.5%, a rate that is 2.0 percentage points below its long-run average.

The services sector grew for the 96th consecutive month, but the nonmanufacturing index fell 1.5 percentage points in December. December's NMI report brings the index to a reading of 55.9%. December marked two consecutive months of declines for the index, but, overall, respondents reported that the year ended on a positive note and expressed optimism for business conditions and the economic outlook going forward. Respondents attributed any slowdown to a typical slowdown in December, which followed a robust fall quarter for the index, particularly when the index recorded its highest level on record, at 60.1% in October. NMI measures the strength of the services sector and is based on data compiled from purchasing and supply executives nationwide.

Four of the five major U.S. stock indexes recorded gains in December, but all indexes ended 2017 with gains. The Dow Jones Industrial Average boasted the strongest gain, moving up 1.9% for the month, resulting in gains of 28.1% during the year. The S&P 500 Index advanced 1.1% and closed the year up 21.8%. The Nasdaq Composite Index recorded a gain of 0.4% and saw the biggest gain in 2017, at 28.2%, while the S&P 500 MidCap 400 rose 0.2% in December and 16.2% in 2017. The Russell 2000 was the lone index to decline in December, falling 0.4%, but finished 2017 up 14.7%. Volatility, as measured by the Chicago Board Options Exchange Volatility Index, recorded a historical year in 2017, as the index recorded a historical low. In addition, the index set a record, when the VIX closed below a reading of 10.0 52 times, which is more time in 2017 than cumulatively in all other years of the index. Volatility ranged from a reading of 8.9 to 14.6 in December and averaged 10.3 on the month.

For most of the quarter, the yield on the benchmark 10-year U.S. Treasury bond remained steady but rose slightly toward the end of the quarter. At the start of the quarter, the 10-year Treasury yield was 2.34%. At the end of the quarter, the rate was 2.40%.

Housing starts dropped by 8.2% in December and are down 6.2% from one year ago. Figures for privately owned housing starts were at a seasonally adjusted annual rate of 1,192,000. Building permits authorized decreased by 0.1% in December but are up 3.5% from the level of a year ago. In December, 295,000 new homes were on the market, an increase of 3.9% and the highest level since April 2009. The stock of new home sales remains well below its peak during the housing market bubble. At December's sales pace, it would take 5.7 months to clear the supply of houses on the market, up from 4.9 months in November.



Existing-home sales declined in December, ending their streak at three consecutive months of gains. December's sales pace fell 3.6% from last month and is 1.1% higher than from one year ago. December's report saw sales of existing homes post a seasonally adjusted annual rate of 5.57 million homes, down from 5.78 million in November. Despite the decline, 2017 ended as the best year for home sales in 11 years.

NAR's Realtors Confidence Index (RCI) for current conditions improved 4.0 points in December. The RCI for single-family houses reported a reading of 66.0 (strong = 100; moderate = 50; weak = 0) but was unchanged over the past 12 months. The RCI is a key indicator of housing market strength based on a monthly survey of over 50,000 real estate practitioners.

The National Association of Realtors' most recent "Commercial Real Estate Outlook," analyzing the third quarter of 2017, found that sales volume in the large-cap commercial real estate market totaled $114.2 billion in the third quarter of 2017, signaling a 9.0% year-over-year decline. Sales of single-asset commercial real estate properties declined 13%, but portfolio sales increased 3.0% in the third quarter. While large-cap markets have experienced declining sales for a year and a half, commercial real estate in small-cap markets continued the upward trend started in the second quarter, advancing 3.6% in the third quarter. In addition, the percentage of Realtors who reported closing transactions was 75.4%, up from 61.0% in the first quarter. The trend also mirrored the larger average transaction value for the quarter, which was $1.8 million versus $876,500 during the first quarter of 2017.

EXHIBIT 2A: Historical Economic Data 2004-2017 and Forecasts 2018-2027

	Historical Data														Consensus Forecasts**					
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023-2027
Real GDP*	3.8	3.3	2.7	1.8	-0.3	-2.8	2.5	1.6	2.2	1.7	2.6	2.9	1.5	2.3	2.7	2.4	2.1	2.1	2.1	2.1
Industrial production*	2.6	3.3	2.2	2.5	-3.6	-11.5	5.5	2.9	2.8	2.0	3.1	-0.7	-1.2	1.8	3.0	2.5	2.5	2.4	2.4	2.3
Consumer spending*	3.8	3.5	3.0	2.2	-0.3	-1.6	1.9	2.3	1.5	1.5	2.9	3.6	2.7	2.7	2.6	2.4	2.3	2.3	2.3	2.3
Real disposable personal income*	3.6	1.5	4.0	2.1	1.5	-0.4	1.0	2.5	3.1	-1.4	3.6	4.2	1.4	1.3	2.7	2.7	2.3	2.2	2.2	2.3
Business investment*	5.2	7.0	7.1	5.9	-0.7	-15.6	2.5	7.7	9.0	3.5	6.9	2.3	-0.6	4.7	5.6	4.6	3.7	3.8	3.8	3.6
Nominal pretax corp. profits*	21.5	15.1	11.4	-7.1	-16.0	8.4	25.0	4.0	10.0	1.7	5.3	-1.1	-2.1	4.9	5.8	3.4	3.4	3.6	3.6	3.9
Total government spending*	1.6	0.6	1.5	1.6	2.8	3.2	0.1	-3.0	-1.9	-2.9	-0.6	1.4	0.8	0.0	0.8	1.0	NA	NA	NA	NA
Consumer price inflation*	2.7	3.4	3.2	2.8	3.8	-0.4	1.6	3.2	2.1	1.5	1.6	0.1	1.3	2.1	2.1	2.2	2.3	2.3	2.3	2.3
3-month Treasury bill rate	1.40	3.22	4.85	4.48	1.40	0.15	0.14	0.05	0.09	0.06	0.03	0.2	0.50	1.40	2.1	2.7	2.9	3.0	3.0	3.1
10-year Treasury bond yield	4.27	4.29	4.80	4.63	3.66	3.26	3.22	2.78	1.80	2.35	2.54	2.2	2.45	2.80	2.9	3.3	3.8	3.9	3.9	4.1
Unemployment rate	5.5	5.1	4.6	4.6	5.8	9.3	9.6	8.9	8.1	7.4	6.2	5.3	4.9	4.4	3.9	3.8	NA	NA	NA	NA
Housing starts (millions)	1.956	2.068	1.801	1.355	0.906	0.554	0.587	0.609	0.781	0.925	1.003	1.112	1.174	1.210	1.280	1.330	NA	NA	NA	NA

Source of historical data: U.S. Department of Commerce, U.S. Department of Labor, U.S. Census Bureau and The Federal Reserve Board.
Source of forecasts: Consensus Forecasts - USA, January 2018.

Notes:
**Numbers are based on percent change from preceding period.*
Historic consumer price inflation, unemployment rate, 3-month Treasury rate, and 10-year Treasury yield are the annual averages.

***Forecast numbers are based on percent change from preceding period (excludes unemployment rate, housing starts, 3-month Treasury rate, and 10-year Treasury yield). Consumer price inflation information is annual averages. The 2018 through 2022 forecasts for the 3-month Treasury rate and 10-year Treasury yield are for the end of each period. Forecasts for 2023-2027 signify the average for that period.*

Consumer spending, also known as personal consumption expenditures, includes spending on services, durable, and nondurable goods.
Business investment is also referred to as nonresidential fixed investment.
Total government spending includes federal, state, and local government spending.

Every month, Consensus Economics surveys a panel of 30 prominent United States economic and financial forecasters for their predictions on a range of variables including future growth, inflation, current account and budget balances, and interest rates.

EXHIBIT 2B: Historical Energy Data 2005-2017 and Forecasts 2018-2019

	Historical Data													EIA Forecasts		% Change	
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2018	2019
Brent crude oil spot price*	54.60	65.18	72.49	96.94	61.75	79.64	111.33	111.65	108.56	98.89	52.32	43.74	54.15	59.74	61.43	10.3%	2.8%
West Texas Intermediate crude oil price*	56.65	66.06	72.34	99.67	61.96	79.50	94.90	94.08	97.98	93.17	48.67	43.33	50.79	55.33	57.43	8.9%	3.8%
Heating oil retail price**	219.50	247.30	266.40	350.90	252.40	297.10	365.70	378.60	378.28	371.35	264.92	210.28	254.32	284.23	284.38	11.8%	0.1%
Gasoline regular grade retail price**	227.10	257.60	280.60	325.70	234.90	278.10	352.60	362.70	350.55	336.38	242.83	214.92	241.67	256.83	257.93	6.3%	0.4%
Electricity residential retail price***	9.43	10.40	10.65	11.26	11.51	11.54	11.72	11.88	12.13	12.52	12.65	12.55	12.90	13.22	13.58	2.5%	2.7%
Electricity commerical retail price***	8.72	9.46	9.65	10.26	10.16	10.19	10.23	10.09	10.26	10.74	10.64	10.37	10.68	11.59	11.76	8.5%	1.5%
Electricity industrial retail price***	5.57	6.16	6.39	6.96	6.83	6.77	6.82	6.67	6.89	7.10	6.91	6.75	6.94	7.15	7.22	3.0%	1.0%
Natural gas Henry Hub spot price****	8.81	6.74	6.98	8.86	3.95	4.39	4.00	2.75	3.73	4.39	2.63	2.51	2.99	2.88	2.92	-3.7%	1.4%
Airline Ticket Price Index	236.60	247.30	251.70	282.00	258.00	278.20	304.00	305.00	312.70	307.70	292.23	282.56	276.55	305.39	320.82	10.4%	5.1%
Producer Price Index: Petroleum	1.65	1.93	2.14	2.72	1.76	2.25	2.99	3.07	2.95	2.78	1.76	1.44	1.75	1.88	1.90	7.4%	1.3%
Producer Price Index: all commodities	1.57	1.65	1.79	1.90	1.79	1.85	2.01	2.02	2.03	2.05	1.90	1.85	1.93	1.98	2.01	2.5%	1.8%

Source of historical and forecast data: U.S. Energy Information Administration.

Notes:
**Dollars per barrel*
***Cents per gallon, U.S. average*
****Cents per kilowatthour, U.S. average*
*****Dollars per million Btu*


EXHIBIT 3: Key Economic Variables Actual 2004-2017 and Forecast 2018-2026



Source of historical data: U.S. Department of Commerce, U.S. Department of Labor and The Federal Reserve Board.
Source of forecasts: Consensus Forecasts.

*Numbers are based on percent change from preceding period. Consumer price inflation information is annual averages.



EXHIBIT 4: Economic Indicators Historical Data

Monthly Data	Jan-17	Feb-17	Mar-17	Apr-17	May-17	Jun-17	Jul-17	Aug-17	Sep-17	Oct-17	Nov-17	Dec-17
Real GDP			1.2			3.1			3.2			2.6
Consumer spending			1.9			3.3			2.2			3.8
Business Investment			7.2			6.7			4.7			6.8
Total government spending			-0.6			-0.2			0.7			3.0
Exports			7.3			3.5			2.1			6.9
Imports			4.3			1.5			-0.7			13.9
CPI (one-month % change)	0.6	0.1	-0.3	0.2	-0.1	0.0	0.1	0.4	0.5	0.1	0.4	0.1
Unemployment rate	4.8	4.5	4.5	4.4	4.3	4.4	4.3	4.4	4.2	4.1	4.1	4.1
PMI	56.0	57.7	57.2	54.8	54.9	57.8	56.3	58.8	60.8	58.7	58.2	59.7
NMI	56.5	57.6	55.2	57.5	56.9	57.4	53.9	55.3	59.8	60.1	57.4	55.9
HMI	67.0	65.0	71.0	68.0	69.0	66.0	64.0	67.0	64.0	68.0	69.0	74.0
Housing starts (millions)	1.236	1.288	1.189	1.154	1.129	1.217	1.185	1.172	1.159	1.261	1.299	1.192
Building permits (millions)	1.300	1.219	1.260	1.228	1.168	1.275	1.230	1.272	1.225	1.316	1.303	1.302

Notes: Real GDP and subcomponents data only available on a quarterly basis and therefore, are quarterly figures. GDP and its subcomponents, along with housing starts and building permits, are seasonally adjusted at annual rates. PMI is the Institute of Supply Management's Manufacturing Index —any reading above 50.0% suggests growth in the manufacturing economy, whereas a reading below 50.0% indicates contraction. NMI is the Institute of Supply Management's Non-Manufacturing Index, which measures the strength of the services sector—any reading above 50.0% suggests growth, whereas a reading below 50.0% indicates contraction. HMI is the National Association of Home Builders/Wells Fargo Housing Market Index—any reading over 50 indicates that more builders view sales conditions as good than poor.

Quarterly Data	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16
Real GDP	-0.9	4.6	5.2	2.0	3.2	2.7	1.6	0.5	0.6	2.2	2.8	1.8
Consumer spending	1.9	3.5	3.9	5.1	3.7	3.0	2.8	2.7	1.8	3.8	2.8	2.9
Business Investment	7.2	9.4	10.5	-2.3	2.2	2.9	1.5	-5.1	-4.0	3.3	3.4	0.2
Total government spending	-0.6	1.1	2.1	-0.6	1.5	3.4	1.2	0.3	1.8	-0.9	0.5	0.2
Exports	-2.4	9.2	0.6	4.9	-4.5	3.7	-4.0	-2.3	-2.6	2.8	6.4	-3.8
Imports	5.0	10.2	-1.0	10.8	6.7	3.3	1.7	0.0	-0.2	0.4	2.7	-3.4
CPI (3-month % change)	0.5	0.4	0.2	-0.5	-0.1	0.6	0.0	0.2	0.1	0.7	0.3	0.3
Unemployment rate	6.6	6.1	5.9	5.6	5.5	5.3	5.1	5.0	5.0	4.9	4.9	4.7
PMI	55.1	55.3	55.8	54.9	52.3	53.1	50.0	48.0	51.8	53.2	51.5	54.5
NMI	53.9	56.7	57.9	56.9	56.9	56.2	56.7	55.8	54.5	56.5	57.1	56.6
HMI	46.0	49.0	59.0	58.0	52.0	60.0	61.0	60.0	58.0	60.0	65.0	69.0
Housing starts (millions)	0.973	0.928	0.999	1.081	0.974	1.201	1.209	1.138	1.128	1.190	1.062	1.268
Building permits (millions)	1.078	1.015	1.062	1.070	1.079	1.363	1.125	1.218	1.115	1.193	1.270	1.266

Notes: Unemployment rate, housing starts, building permits, PMI, NMI, and HMI are readings from the last month of the quarter. GDP and its subcomponents, along with housing starts and building permits, are seasonally adjusted at annual rates.

Yearly Data	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Real GDP	2.7	1.8	-0.3	-2.8	2.5	1.6	2.2	1.7	2.6	2.9	1.5	2.3
Consumer spending	3.0	2.2	-0.3	-1.6	1.9	2.3	1.5	1.5	2.9	3.6	2.7	2.7
Business Investment	7.1	5.9	-0.7	-15.6	2.5	7.7	9.0	3.5	6.9	2.3	-0.6	4.7
Total government spending	1.5	1.6	2.8	3.2	0.1	-3.0	-1.9	-2.9	-0.6	1.4	0.8	0.1
Exports	9.0	9.3	5.7	-8.8	11.9	6.9	3.4	3.5	4.3	0.4	-0.3	3.4
Imports	6.3	2.5	-2.6	-13.7	12.7	5.5	2.2	1.1	4.5	5.0	1.3	3.9
Consumer Price Index	3.2	2.8	3.8	-0.4	1.6	3.2	2.1	1.5	1.6	0.1	1.3	2.1
Unemployment rate	4.6	4.6	5.8	9.3	9.6	8.9	8.1	7.4	6.2	5.3	4.9	4.4
Housing starts (millions)	1.801	1.355	0.906	0.554	0.587	0.609	0.781	0.925	1.003	1.112	1.174	1.202
Building permits (millions)	1.838	1.398	0.905	0.583	0.605	0.624	0.830	0.991	1.052	1.183	1.190	1.263

Notes: Yearly Consumer Price Index rates and yearly unemployment rates are the annual average rates.

Personal consumption includes spending on services and durable and nondurable goods.
Government spending includes federal, state, and local government spending.
As the government issues revised data, some historical reported figures may have changed.

Source of data: U.S. Department of Commerce, U.S. Department of Labor, U.S. Census Bureau, The Federal Reserve Board, the Institute of Supply Management, and the National Association of Home Builders.

ECONOMIC OUTLOOK

Consensus Economics Inc., publisher of Consensus Forecasts—USA, reports that the consensus of U.S. forecasters believe that real GDP will increase at a seasonally adjusted annual rate of 2.5% in the first quarter of 2018 and 2.8% in the second quarter of 2018. Every month, Consensus Economics surveys a panel of 30 prominent U.S. economic and financial forecasters for their predictions on a range of variables, including future growth, inflation, current account and budget balances, and interest rates. The forecasters expect GDP to be 2.7% in 2018 and 2.4% in 2019.

They forecast that consumer spending will increase at a rate of 2.4% in the first quarter of 2018 and 2.7% in the second quarter of 2018. They expect consumer spending to increase 2.6% in 2018 and 2.4% in 2019.



The forecasters believe unemployment will average 4.0% in the first quarter of 2018 and 4.0% in the second quarter of 2018. They predict that unemployment will average 3.9% in 2018 and 3.8% in 2019.

The forecasters believe that the three-month Treasury bill rate will be 1.5% at the end of the first quarter of 2018 and 1.7% at the end of the second quarter of 2018. They predict the 10-year Treasury bond yield will be 2.6% at the end of the first quarter of 2018 and 2.7% at the end of the second quarter of 2018.

They also believe consumer prices will rise at a rate of 2.2% in the first quarter of 2018 and 1.8% in the second quarter of 2018. They expect consumer prices to increase 2.1% in 2018 and 2.1% in 2019. They expect producer prices to increase at a rate of 1.9% in the first quarter of 2018 and 1.8% in the second quarter of 2018. The forecasters anticipate producer prices will rise 2.2% in 2018 and 1.9% in 2019.

The forecasters believe real disposable personal income will rise at a rate of 4.6% in the first quarter of 2018 and 2.9% in the second quarter of 2018. They believe real disposable personal income will increase 2.7% in 2018 and 2.7% in 2019.

The forecasters expect industrial production to increase at a rate of 3.0% in the first quarter of 2018 and 2.8% in the second quarter of 2018. They forecast that industrial production will increase 3.0% in 2018 and 2.5% in 2019.

Nominal pretax corporate profits are expected to rise 5.8% in 2018 and 3.4% in 2019. The forecasters also project housing starts will be 1,280,000 in 2018 and 1,330,000 in 2019.

The most recent release of The Livingston Survey (the Survey) predicts higher growth for the second half of 2017 than had been predicted in its prior survey. The Survey, conducted by the Federal Reserve Bank of Philadelphia, is the oldest continuous survey of economists' expectations. It summarizes the forecasts of economists from industry, government, banking, and academia. The participants project real GDP to grow at an annual rate of 2.5% in the first half of 2018 and 2.4% in the second half of 2018. They believe that GDP will grow 2.18% annually over the next 10 years.

The Survey forecasted the unemployment rate to be 4.1% in December 2017 and to fall to 4.0% by June 2018. The unemployment rate is expected to be 3.9% in December 2018.

The forecasters in the Survey expected consumer price inflation (CPI) to be 2.2% in June 2018 and 2.3% in December 2018. The Survey expects CPI to average 2.34% over the next 10 years. The Survey also expects producer price inflation (PPI) to be 2.2% in June 2018 and 2.0% in December 2018.

The Survey predicted the interest rate on three-month Treasury bills will be 1.3% at the end of December 2017. From there, the forecasters expect that the rate will increase to 1.60% in June 2018, to 1.88% in December 2018, and to 2.41% in December 2019. They predicted the interest rate on 10-year Treasury bonds to reach 2.45% at the end of December 2017. According to the Survey, the rate will then rise to 2.45% in December 2017, to 2.75% in June 2018, to 3.00% in December 2018, and to 3.35% in December 2019.

The forecasters have increased their previous projections for future S&P 500 index values. They expected the S&P 500 index will sit at 2,644.8 by the end of December 2017, 2,739.8 at the end of June 2018, 2,805.0 at the end of December 2018, and 2,980.0 at the end of December 2019.



The Energy Information Administration (EIA) predicts that the West Texas Intermediate crude oil spot price will average approximately $55.53 per barrel in 2018 before rising to $57.43 per barrel in 2019, compared with $50.79 per barrel in 2017. The EIA expects retail prices for regular-grade gas to average $2.57 per gallon in 2018 and rise to $2.58 per gallon in 2019, compared with $2.42 per gallon in 2017.

The Energy Information Administration believes the Henry Hub natural gas spot price will average $2.99 per million Btu (MMBtu) in 2018 and $3.03 per MMBtu in 2019, compared with $3.10 per MMBtu in 2017. The cost of coal delivered to electricity-generating plants, which averaged $2.10 per MMBtu in 2017, is expected to average $2.21 per MMBtu in 2018 and $2.21 per MMBtu in 2019. Residential electricity prices, which averaged 12.92 cents per kilowatt-hour (kWh) in 2017, are expected to average 13.22 cents per kWh in 2018 then rise to 13.58 cents per kWh in 2019. The airline ticket price index, which averaged 276.55 in 2017, is expected to be 305.39 in 2018 before rising to 320.82 in 2019.

The National Association of Realtors' Realtors Confidence Index for future conditions increased 6.0 points in December, to 77.0, and is above the reading of 76.0 points from one year ago. The reading remains at an optimistic level. The RCI for the outlook of single-family homes remained unchanged in December, at 66.0, but remained ahead from one year ago, when it was at 62.0 (strong = 100; moderate = 50; weak = 0). The RCI for the outlook for townhomes increased one point, to a reading of 56.0, while the outlook for condos remained unchanged in December, at 53.0. The RCI is a key indicator of housing market strength based on a monthly survey of over 50,000 real estate practitioners. Practitioners are asked about their expectations for home sales, prices, and market conditions.

NAR projects existing-home sales in 2018 to be 5.520 million before increasing to 5.710 million (+3.4%) in 2019. It believes that new single-family home sales will be 700,000 (+13.6%) in 2018, before increasing to 750,000 (+7.1%) in 2019. NAR believes the median existing-home price will be $252,900 (+2.1%) in 2018, before increasing to $262,000 (+3.6%) in 2019. NAR believes the median new-home price will decrease to $315,300 (-0.2%) in 2018, before rising to $320,400 (+1.6%) in 2019. It expects housing starts to increase to 1,312,000 (+8.9%) in 2018, then to 1,380,000 (+5.2%) in 2019. NAR believes the 30-year fixed mortgage rate will average 4.4% in 2018, before rising to 4.8% in 2019, and the 5-1 hybrid adjustable rate mortgage will average 3.6% in 2018 and 3.9% in 2019.

The most recent three-year outlook from the Urban Land Institute (ULI) and Ernst & Young (EY) found that real estate economists and analysts believe the economy will continue to expand over the next three years, though they expect employment growth to slow and the unemployment rate to plateau as the economy reaches full employment. The ULI/EY Real Estate Consensus Forecast, a semiannual publication, is based on a survey of 48 of the industry's top economists and analysts representing 34 of the country's leading real estate investment, advisory, and research firms and organizations. The forecast for each indicator is the median forecast from the 48 survey respondents. The key findings from the Real Estate Consensus Forecast include:



- Annual commercial property transaction volume is expected to decline to $450 billion in 2017 and $414 billion by 2019, ending six years of growth. Still, these are among the highest annual volumes and remain well above the long-term average.

- The issuance of commercial mortgage-backed securities (CMBS), a key source of financing for commercial real estate, declined in 2016, to $76 billion. Issuance is expected to remain essentially level in 2017, 2018, and 2019, at $80 billion.

- Commercial real estate prices are projected to grow at subdued and relatively slowing rates relative to recent years, at 5.0% in 2017, 4.1% in 2018, and 3.0% in 2019. These are all below the long-term average growth rate of 5.7%.

- Institutional real estate assets are forecasted to provide total returns of 6.6% in 2017, moderating to 6.0% in 2018 and 5.8% in 2019. By property type, 2017 returns are expected to range from 10.6% for industrial to 5.7% for apartments. Total returns in 2019 are expected to range from 7.0% for industrial to 5.0% for office.

- Both availability and vacancy rates for three sectors are expected to be essentially flat in 2017 from their 2016 rates, before edging up in 2018 and 2019. The exception is the industrial sector, whose vacancy rates are expected to continue their seven-year decline in 2017 and stay at that level in 2018, before edging up in 2019. The hotel occupancy rate is forecast to increase slightly in 2017 and decline slightly in 2018 and 2019.

- Commercial property rent is expected to continue to increase in the next three years across all sectors, although at more subdued rates than in recent years. In 2017, rent increases in the four major property types will range from 1.9% for retail to 4.5% for industrial. Rent increases in 2019 are forecasted to range from 1.5% for retail to 3.0% for industrial. Hotel RevPAR is expected to increase by 3.0% in 2017 and 2.4% in 2019.

- Single-family housing starts are projected to increase from 781,500 units in 2016 to 960,000 units in 2019, remaining slightly below the 20-year annual average.

Source

Part of the contents of the economic outlook section of this valuation report are quoted from the Economic Outlook Update™ 4Q 2017 published by Business Valuation Resources, LLC, © 2018, reprinted with permission. The editors and Business Valuation Resources, LLC, while considering the contents to be accurate as of the date of publication of the EOU, take no responsibility for the information contained therein. Relation of this information to this valuation engagement is the sole responsibility of the author of this valuation report.



INDUSTRY SUMMARY

Both consumers and businesses have embraced online marketplaces as an ideal setting for addressing key business needs. Revenue for the E-Commerce and Online Auctions industry is expected to rise at considerable annualized rate of 10.1% over the five years to 2016, reaching $294.6 billion in 2016. However, as the growth of number of mobile internet connections slows late in the period, industry revenue growth will significantly slow and only rise by 5.5% in 2016. Due to online shopping's increasing popularity and the ease of starting an online store, many new online retailers have entered the market. These new enterprises include small operators, such as artists looking to sell their artwork online, and even new types of business models, such as subscription-box services and social commerce companies like Groupon. As more enterprises enter the market, competition has significantly increased over the five years to 2016. Due to rising competition, companies have had to differentiate themselves from competitors by increasing marketing efforts, offering free or discounted shipping or selling unique and hard to find products. In the five years to 2021, slowed growth in the number of mobile internet connections is expected to depress industry revenue growth, despite increasing per capita disposable income growth. Consequently, IBISWorld estimates revenue growth over the next five years to slow to an annualized 4.4%, with revenue reaching $366.2 billion in 2021. As revenue continues to increase, the number of enterprises is also expected to rise, albeit at a slower rate than in the five years to 2016. To effectively compete in this competitive market, companies will need to continue to differentiate themselves from competitors using targeted marketing campaigns, interesting products and new technology like chatbots. In addition to rising competition, profit is also expected to fall over the five years to 2021 due to increasing shipping costs from a correction in the price of oil. However, the use of new technology, such a voice-to-pick systems in warehouses, can increase companies' efficiency and help maintain operators' profit margin.

MAJOR PRODUCTS

Clothing, footwear and accessories

Clothing, footwear and accessories, excluding jewelry, are popular goods to buy online because consumers can compare items and prices from many different retailers. As online shopping increases in popularity, clothing retailers have sought to increase their online sales by offering special discounts or items that cannot be found in stores and only purchased online. Additionally, marketing and technology innovation has also helped drive sales. For example, J.Crew uses a data-driven marketing approach to drive sales. Additionally, H&M recently began using chatbots to reach out to customers on the mobile application Kik. Chatbots are software that communicates with consumers via voice or message and is designed to sound like a human. H&M's chatbot asks customers questions about their style and then suggests items that the customer might like. Due to retailers push to increase online sales, the clothing, footwear and accessories segment has grown to account for an estimated 18.4% of total industry revenue in 2016.

Computers and TVs

The computer and electronics segment includes computer hardware; software; electronics, such as TVs, DVD players and appliances like blenders and fans. Purchasing items such as computers, TVs and fans online have been popular because consumer can compare products to find the exact item they are looking for. Additionally, online shopping can save consumers the hassle of having to carry an item home, which is especially important in big cities where consumers may not have a car. However, despite these facts, during the five-year period, this segment



has shrunk significantly from 23.3% in 2011 to an estimated 18.0% in 2016. Although revenue from the segment increased during the period, growth was slow due to the fact that many consumers prefer to purchase expensive items, like the ones in this category, from brick-and-mortar stores. By purchasing items in store, consumers can test out items and ensure they like the product.

Sporting goods, toys, hobby items and games

Another popular product group sold by online retailers includes sporting goods, toys, hobby items and games. Consumers will purchase these items online to get a good deal or because the particular item they want is not available locally. In the past five years, sales of these items have grown to 7.2% of industry revenue thanks to rising disposable income levels.

Other

Smaller product groups include: medication and cosmetics; office equipment and supplies; and food and beverages. Sales of medication and cosmetics have remained fairly constant as a share of revenue at 7.4%, up slightly from 7.0% in 2011. Office equipment and supplies decreased to 3.0% of total industry revenue in 2016. Although companies can cut costs by purchasing products through less costly online retail channels, fast growth in other product segments decreased the office equipment and supplies group as a percentage of industry revenue. Sales of food and beverages, including groceries and ready-to-eat food, on the web have increased slightly over the past five years to account for 2.5% of total revenue. Although a variety of online food and beverage companies, such as FreshDirect, Maple, Seamless, Blue Apron and Drizzly, have gained popularity, many of these companies are still startups and do not operate nationwide. Additionally, purchasing food at brick-and-mortar establishments allows consumers to ensure that they are getting fresh products. There is also a variety of other products sold online, including lawn and garden equipment, auto parts, hardware, jewelry, antiques and collectibles. This product group has grown to encompass 34.0% of total industry revenue due to increased consumer acceptance of online purchasing. Additionally, because of the myriad of products in this category, downturns in one segment are often mitigated by other segments.

MAJOR MARKETS

Consumers with incomes under $50k

Consumers within the lowest income segment are expected to account for 25.5% of industry revenue, respectively. Such consumers have limited disposable incomes and are more likely to dedicate their income to essential items such as groceries that are less likely to be purchased online. Nonetheless, many consumers within this segment leverage online sites to easily compare prices for electronics and other related items.

Consumers with incomes between $50-99k

Consumers within incomes between $50-99k are anticipated to the majority of industry revenue at 40.1% of the total. Such consumers benefit from higher disposable income, leading to stronger demand. Moreover, this income segment accounts for a large share of the population.



Consumers with incomes of $100k or more

Consumers in the highest income segment are estimated to account for 34.4% of industry revenue. Such consumers benefit from the highest disposable incomes levels and are consequently able to purchase more price-premium products online. Such consumers are also typically time-strapped and prefer to save time through shopping online.



OPERATING CONDITIONS

CAPITAL INTENSITY

The E-Commerce and Online Auctions industry has a moderate level of capital intensity. IBISWorld estimates that for every dollar spent on wages, industry operators will spend $0.15 in capital investment in 2016. Capital investment is mainly in software, warehouse space, computer equipment and warehouse fixtures. Over the past five years, capital intensity has increased due to the rising use of big data and software, which help operators target the right customer segments with relevant and engaging messages and ensure that companies are matching their products to current trends. Additionally, operators have been implementing more technology in their warehouses, such as handheld devices for pickers and voice-to-pick software, which increases pickers' speed and allows company to ship their products faster. For more information on these technologies, see the Technology and Systems section of the report. Industry operators also outlay capital on technology to establish, implement and maintain their websites. Requirements for establishing and maintaining databases include computers, printers, software programs for an electronic payment system and firewalls. Operators may also incur capital expenditure though purchasing and maintaining vehicles for delivering goods. The level of capital intensity in the industry is depressed by the large number of nonemployers that sell small product batches and do not require extensive warehouse equipment. Labor costs are mainly incurred through hiring staff to fulfill orders and white-collar workers for larger companies. Usually, only a low level of education or training is required to work in a warehouse. While capital costs are low, wage costs are also relatively low because online stores do not require sales staff to checkout customers. Larger companies require more skilled white-collar workers in media, IT and business intelligence to maintain the company. The higher skills of white collar-workers glean a larger salary and inflate the average industry wage.

REVENUE VOLATILITY

Revenue volatility has been low amid rising demand and the economic recovery, therefore, leading to strong growth over the five-year period. E-Commerce and Online Auctions industry revenue is expected to continue expanding over the next five years. Furthermore, operators in this industry compete for a share of consumers' discretionary income, which is highly dependent on changes in employment levels and consumer confidence, all of which have constantly increased in the past five years. Per capita disposable income also rose over the five-year period, except for a slight decrease in 2013.

REGULATION

The most prominent regulation affecting the E-Commerce and Online Auctions industry in recent years has been the Streamlined Sales and Use Tax Agreement organized by the Streamlined Sales Tax Governing Board. The agreement is the result of the cooperative efforts of most states and the business community. It was drafted in hopes of minimizing the costs and administrative burden on retailers that collect sales and use taxes across multiple states. The agreement requires online retailers to collect sales tax from customers living in states that have passed the agreement. With the rising popularity of online shopping and many US states seeking to increase revenue, more and more states have been passing legislation to conform to the agreement in recent years. Currently, 24 states have passed legislation confirming the agreement. Industry operators are also governed by the Federal Trade Commission's Mail, Internet or Telephone Order Merchandise rule, which requires that retailers use methods that enable



the shipment of goods within 30 days of a product's order. The rule also requires retailers to notify consumers of any delays that would postpone shipment beyond the 30-day window. The Federal Trade Commission (FTC) also enforces online privacy laws to ensure consumers' sensitive information, such as names, addresses and social security and credit card numbers, are protected. Additionally, online advertising and marketing laws, such as truth-in-advertising standards, guard consumers against false advertising.



INDUSTRY STRUCTURE

BARRIERS TO ENTRY

Prospective operators can establish e-commerce sites without much difficulty. This industry has a low level of concentration and is highly fragmented, with a large number of small and independent players dominating the industry. These two characteristics are reflective of low barriers to entry; nonetheless, incumbent operators can still benefit from the reputations they have established as reliable operators who supply merchandise of an acceptable quality. Existing operators have also had to gain the trust of consumers with regard to providing secure websites for personal information, such as credit card details. The initial and continuing costs required to establish an electronic shopping site have continued to decrease over the past five years. Online shopping platforms such as Shopify allow prospective operators to develop an e-commerce site with minimal technical skills. The functionality and features of such sites is expected to continue improving over the next five years, further lowering the industry's barriers to entry. Product differentiation between a traditional retailer and an online retailer is typically nonexistent. As a result, retailers operate in a highly competitive environment. A low level of product differentiation is likely to make it difficult for operators to establish a niche market. The pre-established distribution networks between operators and suppliers may, in some cases, be viewed as a barrier to entry. Existing operators benefit from the relationships they have built with their suppliers. As such, they may be offered better lines of credit and low-priced, high-quality stock compared with players new to the industry. New players will need to invest heavily in marketing and advertising to direct traffic to their site. Successful retailers also ensure customer loyalty and repeat buyers through a superior online shopping experience. Those that choose to match the low prices offered by established online retailers will suffer a decline in profitability. Some players limit price pressures by selling niche products not retailed by major companies.



COMPETITIVE LANDSCAPE

MARKET SHARE CONCENTRATION

The E-Commerce and Online Auctions industry is highly fragmented with a low level of market share concentration. Amazon has nonetheless managed to capture a considerable share of the market. While merger and acquisition activity is prevalent among larger firms, low barriers to entry have encouraged several small nonemployers to enter the industry. Large companies are buying up smaller ones that offer innovative technologies and services. Further, acquisitions allow major players to expand their product mix to reach a wider customer base.

COMPETITION

Due to the online-based nature of this industry, consumers are not able to physically examine products before buying them. Hence, the more product details operators provide, the more closely they mimic the traditional shopping experience. Although online store and auction operators cannot control freight charges, an effective marketing technique has been able to absorb a percentage or even all of the cost in delivery to the consumer. Retailers that are able to offer free or discounted shipping and handling appear more competitive and attractive to prospective customers. Mode of delivery also becomes an important aspect of competition because purchases such as wine, groceries and large or fragile goods can have very specific shipping needs. Furthermore, consumers must divulge personal details, such as an address and credit card number, for delivery of goods. Consumers entrust retailers with this information with the belief that it will not be forwarded to a third-party without their consent. Each operator's return and refund policy should be clearly outlined to consumers at the time of purchase. As with traditional brick-and-mortar retailers, consumers should know whom to contact in the event a return or refund is necessary. The reputation of an operator has a significant impact on repeat buyers. Due to the absence of a physical shop front, consumer awareness of online retailers comes from media advertising and, more importantly, from word-of-mouth recommendations. External competition Online retailers compete with players in other industries, such as brick-and-mortar department stores and big-box retailers. Such external competition is based on efficiency, price and product availability.

GLOBALIZATION

Most industry participants are US-owned and earn their revenue domestically. Nonetheless, global connectivity has encouraged many online retailers to expand their services internationally. For example, Amazon.com and eBay both operate on an international scale. Companies aiming to expand internationally must comply with varying regulatory and tax standards in each country, along with managing international shipping logistics. Such barriers have limited industry globalization during the period.



STAGE OF DEVELOPMENT

SELECTED STAGE OF DEVELOPMENT: STAGE THREE

The American Institute of Certified Public Accountants (AICPA) defines six stages of enterprise development:

STAGE ONE

Enterprise has no product revenue to date and limited expense history, and typically an incomplete management team with an idea, plan, and possibly some initial product development. Typically, seed capital or first-round financing is provided during this stage by friends and family, angels, or venture capital firms focusing on early-stage enterprises, and the securities issued to those investors are occasionally in the form of common stock but are more commonly in the form of preferred stock.

STAGE TWO

Enterprise has no product revenue but substantive expense history, as product development is underway and business challenges are thought to be understood. Typically, a second or third round of financing occurs during this stage. Typical investors are venture capital firms, which may provide additional management or board of directors expertise. The typical securities issued to those investors are in the form of preferred stock.

STAGE THREE

Enterprise has made significant progress in product development; key development milestones have been met (for example, hiring of a management team); and development is near completion (for example, alpha and beta testing), but generally there is no product revenue. Typically, later rounds of financing occur during this stage. Typical investors are venture capital firms and strategic business partners. The typical securities issued to those investors are in the form of preferred stock.

STAGE FOUR

Enterprise has met additional key development milestones (for example, first customer orders, first revenue shipments) and has some product revenue, but is still operating at a loss. Typically, mezzanine rounds of financing occur during this stage. Also, it is frequently in this stage that discussions would start with investment banks for an IPO.

STAGE FIVE

Enterprise has product revenue and has recently achieved breakthrough measures of financial success such as operating profitability or breakeven or positive cash flows. A liquidity event of some sort, such as an IPO or a sale of the enterprise, could occur in this stage. The form of securities issued is typically all common stock, with any outstanding preferred converting to common upon an IPO (and perhaps also upon other liquidity events).



STAGE SIX

Enterprise has an established financial history of profitable operations or generation of positive cash flows. An IPO or sale of the enterprise could also occur during this stage.



VALUATION METHODOLOGIES

In valuing the FMV of LiveShopBuy, Inc.'s common stock, Carta Valuations LLC has considered the three generally accepted valuation approaches as recommended by the American Institute of Certified Public Accountants (AICPA).

In its Valuation of Privately-Held-Company Equity Securities Issued as Compensation publication, the AICPA outlines three approaches to determining fair market value: market approach, income approach, and asset approach.

MARKET APPROACH

According to the AICPA, the **market approach** is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets, liabilities, or a group of assets and liabilities, such as a business. The market approach derives value based on the value implied by these other similar enterprises or transactions. Using this approach, Carta Valuations LLC would examine investments by unrelated parties or examine transactions in enterprises with equity securities similar to LiveShopBuy, Inc.. Within the market approach, Carta Valuations LLC considers three valuation methods:

- **Guideline Public Company Method**
- **Guideline Company Transactions Method**
- **Subject Company Transactions Method**

GUIDELINE PUBLIC COMPANY METHOD

Relevant market multiples from the guideline comparable public companies are developed using metrics such as revenue and earnings before interest, taxes, depreciation and amortization (EBITDA).

GUIDELINE TRANSACTIONS METHOD

This methodology utilizes valuation multiples based on actual transactions that have occurred in the subject entity's industry or related industries to arrive at an indication of value. These derived multiples are then adjusted and applied to the appropriate operating data of the subject entity to arrive at an indication of value.

SUBJECT COMPANY TRANSACTIONS METHOD

The method is useful for valuators when there has been a recent transaction in the company's own securities. At a fundamental level, the Subject Company Transactions Method answers the singular question:

> *What would the total value of the enterprise need to be, in order for a third-party investor to invest at the given per-share price, accounting for all liquidation preferences and seniorities for all share classes in the enterprise?*



In other words, given that an investment occurred, the method outputs the implied total value of the enterprise if the valuation accounts for all share class rights and preferences, as of the date of the latest financing.

According to the AICPA, the backsolve is the most reliable indicator of enterprise value for early-stage customers, provided that the relevant transactions in the enterprise's shares have occurred at **arm's length**[*].

The Subject Company Transactions Method considers the various terms of an enterprise's stockholder agreements that would affect the distributions to each class of equity upon a liquidity event as of the future liquidation date, including:

- the level of seniority among securities,
- dividend policy,
- conversion ratios,
- and cash allocations.

[*]**Arm's length transaction:** A transaction that was entered into by informed but unrelated market participants, simultaneously seeking the best terms possible.

[*]**Note:** In many situations, the transactions are not done at arm's length. It is still possible to perform the valuation in these cases, but additional considerations need to be made.

INCOME APPROACH

According to the FASB ASC glossary, the Income Approach is defined as a:

> *"Valuation technique that converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount."*

This approach finds conceptual support in the basic assumption that the value of an enterprise is represented by the aggregate expectations of future income and cash flows.

DISCOUNTED CASH FLOW METHOD

The income approach converts future cash flows to a single, current discounted amount. The fair value measurement is estimated on the basis of the value indicated by current market expectations about those future cash flow amounts. The DCF method converts these future cash flows to their present value using a specific discount rate that factors in the time value of money and any measurable level of risks associated with the business.



WACC CALCULATION

The Weighted Average Cost of Capital ("WACC") is the rate of return specific to the enterprise being valued that reflects the risk of investment in said enterprise. In general, the higher the WACC, the higher an investor's expected return would be for an investment in the enterprise. When performing a Discounted Cash Flow analysis, Carta Valuations LLC computes an enterprise-specific WACC using the Capital Asset Pricing Model ("CAPM").

The CAPM formula is defined as follows:

$$R_E = R_F + B * (R_M) + SP + CP$$

Where:

R_e = Return on equity

R_f = Risk-free rate

β = Beta

R_m = Market risk premium

SP = Small company size premium

CP = Company-specific risk premium

SMALL COMPANY RISK PREMIUM

Given that most of the comparable public companies are much larger than the enterprise being valued, we apply an additional risk premium to the cost of equity calculation to reflect the additional premium that investors would require to invest in small cap public stocks.

COMPANY-SPECIFIC RISK PREMIUM

To capture the added risk involved in investing in smaller, less profitable, and less mature companies, an additional company specific risk premium is applied to the cost of equity calculation. This risk premium reflects the additional risk associated with the enterprise's revenue relative to the market at large.

ASSET APPROACH

Among the three valuation approaches discussed, the AICPA considers the Asset Approach in most circumstances to be the weakest valuation method from a conceptual standpoint. Typically this approach would only be used when valuing enterprises that:

- are in the very early stages of development,
- have not yet raised any arms-length financing,
- or when there is a limited (or no) basis for the application of the Income Approach or the Market Approach.



COST TO RECREATE METHOD

This method defines an enterprise's fair market value as the sum total of the enterprise's assets minus the sum total of the corresponding liabilities. In the case that an enterprise's assets are not sufficiently captured on its balance sheet, the **cost to recreate** method assumes that the enterprise's fair market value is consistent with the replacement cost (i.e. **cost to recreate**) of the enterprise's assets.



EQUITY VALUE ALLOCATION

After calculating the total value of the enterprise, valuators must then allocate the value to the various classes of securities in the capital structure. The generally accepted methods of equity allocation are explained below.

CURRENT VALUE METHOD (CVM)

The Current Value Method allocates enterprise value to the various series of an enterprise's preferred stock based on the respective liquidation preferences or conversion values, in accordance with the terms of the enterprise's Articles/Certificate of Incorporation.

This approach involves allocating the company's current value among the various capital owners based on their respective liquidation preferences and conversion, dividend, and other rights under the assumption that all capital owners act in a manner that maximizes their financial return. Unlike the OPM and the PWERM approaches, this methodology is not forward-looking, and therefore fails to consider the possibility that the value of the company and the individual share classes will increase or decrease between the valuation date and a future date when the common shareholders receive a return on their investment (e.g., through a liquidity event such as an IPO or sale/merger). Per the AICPA guidelines:

> *"Because the CVM focuses on the present and is not forward looking, the task force believes its usefulness is limited primarily to two types of circumstances. The first occurs when a liquidity event in the form of an acquisition or dissolution of the enterprise is imminent, and expectations about the future of the enterprise as a going concern are virtually irrelevant. The second occurs when an enterprise is at such an early stage of its development that (a) no material progress has been made on the enterprise's business plan, (b) no significant common equity value has been created in the business above the liquidation preference on the preferred shares, and (c) no reasonable basis exists for estimating the amount and timing of any such common equity value above the liquidation preference that might be created in the future."*



OPTION PRICING MODEL

This approach allows for the allocation of the determined value of the company among the various equity capital owners (preferred and common shareholders). The OPM uses the preferred shareholders' liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. Per the AICPA guidelines:

"The OPM treats common stock and preferred stock as call options on the company's value, with exercise prices based on the liquidation preferences of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event (for example, a merger or sale), assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the shareholders. The common stock is modeled as a call option that gives its owner the right, but note obligation, to buy the underlying value at a predetermined or exercise price. In the model, the exercise price is based on a comparison with the value rather than, as in the case of a "regular" call option, a comparison with a per-share stock price. Thus, common stock is considered to be a call option with a claim on the equity at an exercise price equal to the remaining value immediately after the preferred stock is liquidated."

PROBABILITY WEIGHTED EXPECTED RETURN

This approach involves the estimation of future potential outcomes for the company, as well as values and probabilities associated with each respective potential outcome. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which can include an IPO, merger or sale, dissolution, or continued operation as a private company. Per the AICPA guidelines:

"Under a PWERM, the value of the various equity securities are estimated based upon an analysis of future values for the enterprise, assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class."



OPTION PRICING MODEL

Carta Valuations LLC estimated the fair market value of LiveShopBuy, Inc. common stock using the Option Pricing Model (OPM).

One of the most common AICPA-approved methods to value private companies with complex capital structures is the Option Pricing Model. The Option Pricing Model (OPM) treats each share class as a call option on the value of the entire firm, with exercise prices based on the liquidation preferences of the preferred stock. One notable benefit to using the OPM is that it accounts for the economic rights often seen in venture-capital backed preferred shares, including preferred liquidation preferences and payout seniority. In this method, each share class only has value if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event for each of the prior share classes in a company's cap table.

Using the OPM, the common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying value at a predetermined price. The considered "price" of these common-stock "call options" is based on the value of the entire enterprise at specific values ('breakpoints'). Thus, the common stock is considered to be a call option with a claim on the equity at an exercise price equal to the remaining value immediately after all share classes with lower-numbered liquidation seniority have liquidated. Carta Valuations LLC utilizes the Black-Scholes-Merton Option Pricing Model.

OPTION PRICING MODEL CONSIDERATIONS

The OPM considers the various terms of an enterprise's stockholder agreements that would affect the distributions to each class of equity upon a liquidity event as of the future liquidation date, including:

- the level of seniority among securities,
- dividend policy,
- conversion ratios,
- and cash allocations.

Option pricing model inputs

The Option Pricing Model relies on four inputs:

- the total value of the enterprise,
- the expected time to exit,
- the risk free rate of interest as of the valuation date,
- the volatility derived from similar publicly traded companies.

The formula for the Option Pricing Model is as follows:

$$C = S_0\, e^{-qt} * N(d_1) - X\, e^{-rt} * N(d_2)$$



Where:

- S_0 = Total value
- **X** = Breakpoint value
- q = Continuously compounded dividend yield
- **t** = Time to exit (years)
- σ = Volatility
- **r** = Risk free rate

and d_1 and d_2 are defined as:

$$d_1 = \frac{ln(\frac{S_0}{X}) + t\,(r - q + \frac{\sigma^2}{2})}{\sigma\sqrt{t}}$$

$$d_2 = d_1 - \sigma\sqrt{t}$$



VOLATILITY ASSUMPTIONS

Volatilities are estimated using historical daily pricing data, provided by CapIQ, for the selected comparable companies. The historical pricing data is gathered for a look-back period that matches the expected term.

Although more typical in later stage companies, the subject company may use both equity and debt instruments to finance their business activities. Per Section 6.36 of the AICPA Valuation of Privately-Held-Company Equity Securities Issued as Compensation, "[...] consideration should be given to the effect of the company's leverage." In order to account for the different capital structures across the subject company and its peer group, Carta Valuations LLC makes adjustments to the capital structure based on the Merton model and the equity volatility and asset volatility relationships listed below.

Under certain circumstances, applying an asset volatility and allocating enterprise value may have the effect of shifting value from the senior equity securities to the junior equity securities, as the liquidation preference for the senior securities is "sandwiched" between debt and the junior securities. When this sandwich effect occurs, Carta Valuations LLC deems it appropriate to apply an equity volatility instead of an asset volatility. When such circumstance does not exist, the most appropriate volatility to use when allocating value across all investments is the asset volatility.

$$EquityValue = AssetValue * N(d_1) - [Debt * e^{(-rT)} * N(d_2)]$$

$$EquityVolatility = \frac{AssetVolatility*(AssetValue*N(d_1))}{EquityValue}$$

- **Asset Value** = total equity and debt value (S_0)
- **Equity Value** = total equity value only
- **Debt** = total value of debt claims outstanding (**X**)
- **q** = continuously compounded dividend yield

- **t** = probability weighted time to exit (years)
- **σ** = volatility
- **r** = risk-free rate
- **N(.)** = standard normal cumulative distribution function



VALUATION ADJUSTMENTS

Discount for lack of marketability

When valuing closely-held (private) companies, valuators typically apply a discount for lack of marketability (DLOM) to the share price, to account for the fact that private company shares are not as liquid as their public comparable company counterparts. In other words, one should expect to pay less for a closely-held (private) share of stock than that same investor would pay for a publicly-traded, fully liquid security.

<u>Discount for lack of marketability:</u> "An amount or percentage deducted from the value of an ownership interest to reflect the relative absence of marketability."[1]

<u>Marketability:</u> "The ability to quickly convert property to cash at minimal cost, with a high degree of certainty of realizing the anticipated amount of proceeds."[1,2]

What to consider

This valuation, in accordance with the parameters set forth in **Mandelbaum v. Commissioner**[3], takes into account the following:

- The value of the subject corporation's privately traded securities vis-a-vis its publicly traded securities (or, if the subject corporation does not have stock that is traded both publicly and privately, the cost of a similar corporation's public and private stock);
- an analysis of the subject corporation's financial statements;
- the corporation's dividend-paying capacity, its history of paying dividends, and the amount of its prior dividends;
- the nature of the corporation, its history, its position in the industry, and its economic outlook;
- the corporation's management;
- the degree of control transferred with the block of stock to be valued;
- any restriction on the transferability of the corporation's stock;
- the period of time for which an investor must hold the subject stock to realize a sufficient profit;
- the corporation's redemption policy;
- the cost of effectuating a public offering of the stock to be valued, e.g. legal, accounting, and underwriting fees.



Summary of approaches

In preparing this valuation, we considered number of different approaches to computing the proper Discount for Lack of Marketability, loosely categorizable into the following: **benchmark study approach** and **securities-based approaches.**

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[1]*International Glossary of Business Valuation Terms, as adopted in 2001 by American Institute of Certified Public Accountants, American Society of Appraisers, Canadian Institute of Chartered Business Valuators, National Association of Certified Valuation Analysts, and The Institute of Business Appraisers.*
[2]*Shannon P. Pratt, Alina V. Niculita, Valuing a Business, The Analysis and Appraisal of Closely HeldBusinesses, 5th ed (New York: McGraw Hill, 2008), p.39.*
[3]*Mandelbaum v. Commissioner, T.C. Memo 1995-255, 36.*
[4]*Securities Act of 1933 (Section 230.144). Note: Because the holder of restricted common stock is prohibited from selling any of the stock for full year (1997-2008, thereafter holding period is six months) and has additional constraints on the amounts that may be sold for an additional year, the restricted stock is significantly less liquid (and therefore less valuable) than its unrestricted counterpart.*



BENCHMARK STUDY APPROACH

This approach estimates the appropriate DLOM based on restricted stock studies, as well as pre-Initial Public Offering (IPO) pricing studies. This valuation considers the pre-IPO pricing studies a generally less-accurate indicator of private company DLOM for smaller, earlier-stage companies.

Restricted stock: unregistered common stock of a corporation identical in every respect to its publicly traded shares, except that it has not been registered, and is therefore, not freely tradable.[4]

We considered the following restricted stock studies because the effect of lack of marketability can be quantified by comparing the sale price of publicly traded shares to the sale price of so-called restricted shares of the same company that are identical in all rights and powers except for their ability to be freely marketed. Restricted stock studies are published, empirical studies, the most often cited of which are indicated below:

Empirical study	Time period covered	Mean DLOM
SEC overall average [a]	Jan 1966 - Jan 1969	25.8%
SEC non-reporting OTC companies [a]	Jan 1966 - Jan 1969	32.6%
Gelman [b]	Jan 1968 - Dec 1970	33.0%
Trout [c]	Jan 1968 - Dec 1972	33.5%
Moroney [d]	Jan 1969 - Dec 1972	35.6%
Maher [e]	Jan 1969 - Dec 1973	35.4%
Standard Research Consultants [f]	Oct 1978 - Jun 1982	45.0% (median)
Willamette Management Associates [g]	1981 - 1984	31.2% (median)
Silber [h]	Jan 1981 - Dec 1988	33.8%
FMV Opinions, Inc. [i]	Jan 1979 - Apr 1992	23.0%
Management Planning, Inc. [j]	Jan 1980 - Dec 1996	27.1%
Bruce Johnson Study [k]	Jan 1991 - Dec 1995	20.0%
Columbia Financial Advisors [l]	Jan 1996 - Apr 1997	21.0%
Columbia Financial Advisors [l]	May 1997 - Dec 1998	13.0%

[a] *Discounts Involved in Purchases of Common Stock (1966-1969), Institutional Investor Study Report of the Securities and Exchange Commission, H.R. Do. No. 92-64, Part 5, 92nd Congress, 1st Session, 1971, 2444- 2456.*

[b] *Gelman, Milton, An Economist Financial Analyst's Approach to Valuing Stock of a Closely Held Company, Journal of Taxation, June 1972, 353-354.*

[c] *Trout, Robert R., Estimation of the Discount Associated with the Transfer of Restricted Securities, Taxes, June 1997, 381-384.*

[d] *Moroney, Robert E., Most Courts Overvalue Closely Held Stocks, Taxes, March 1993, 144-154.*

[e] *Maher, Michael J., Discounts for Lack-of-marketability for Closely Held Business Interests, Taxes, September 1976, 562-71.*

[f] *Pittock, William F., and Stryker, Charles H., Revenue Ruling 77-287 Revisited, SRC Quarterly Reports, Spring 1983.*

[g] *Willamette Management Associates study (unpublished)*

[h] *Silber, William L., Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices, Financial Analysts Journal, July-August 1991, 60-64.*

[i] *Hall, Lance S., and Timothy C . Polacek, "Strategies for Obtaining the Largest Valuation Discounts," Estate Planning, January/February 1994. pp. 38-44.*

[j] *Oliver, Robert P. and Roy H Meyers, "Discounts Seen in Private Placements of Restricted Stock: The Management Planning, Inc., Long-Term Study (1980-1996)" (Chapter 5) in Robert F, Reilly and Robert P. Schweihs, eds, The Handbook of Advanced Business Valuations (New York: McGraw-Hill, 2000).*

[k] *Johnson, Bruce, "Restricted Stock Discounts, 1991-95", Shannon Pratt's Business Valuation Update, Vol. 5, No. 3, March 1999, pp. 1-3. "Quantitative Support for Discounts for Lack of Marketability." Business Valuation Review, December, 1999, pp. 152- 155*

[l] *CFAI Study, Aschwald, Kathryn F., "Restricted Stock Discounts Decline as Result of 1-Year Holding Period – Studies After 1990 'No Longer Relevant' for Lack of Marketability Discounts", SHANNON PRATT'S BUSINESS VALUATION UPDATE, Vol. 6, No. 5, May 2000, pp. 1-5.*



SECURITIES-BASED APPROACHES

Securities-based approaches to computing Discount for Lack of Marketability rely on firmly-established stock option pricing theory. In compiling this valuation, we considered three distinct stock option pricing models - The Longstaff Approach, The Chaffe Approach, and The Finnerty Approach.

The Longstaff Approach[5]

$$Discount = \left(2 + \frac{\sigma^2 T}{2}\right) N\left(\frac{\sqrt{\sigma^2 T}}{2}\right) + \sqrt{\frac{\sigma^2 T}{2\pi}} \exp\left(-\frac{\sigma^2 T}{8}\right) - 1$$

T = time to exit

σ = volatility

$N(.)$ = Standard normal cumulative distribution function

REPRESENTATIVE DLOMS

Time to exit	Volatility:	25.00%	50.00%	75.00%	100.00%	125.00%
1 year		21.6%	46.6%	75.3%	108.1%	145.2%
2 years		31.5%	70.1%	116.7%	172.0%	236.9%
3 years		39.5%	90.0%	153.0%	229.9%	321.9%
4 years		46.6%	108.1%	186.8%	284.9%	404.0%
5 years		53.0%	125.0%	219.3%	338.4%	484.7%

The Longstaff model outputs DLOMs in excess of 100% at very low volatilities, and as such is generally considered an inaccurate overestimation of a proper DLOM. Thus, the Longstaff model should only be used as a guideline, but in most cases should not be used as the sole method to calculate a given DLOM.

[5] Longstaff, Francis A., "How Much Can Marketability Affect Security Values?", The Journal of Finance, Vol. L, No. 5 (1995), pp.1767-1774.



The Chaffe approach[6]

$$P = Xe^{-rt} * \mathcal{N}(-d_2) - S_0e^{-qt} * \mathcal{N}(-d_1)$$

S_0 = total equity value

X = equity breakpoint value

q = continuously compounded dividend yield

t = time to expiration (% of year)

σ = volatility

r = risk-free rate

$N(.)$ = standard normal cumulative distribution function

REPRESENTATIVE DLOMS

Time to exit	Volatility:	25.00%	50.00%	75.00%	100.00%	125.00%
1 years		9.25%	18.97%	27.48%	37.40%	45.86%
2 years		12.61%	26.01%	37.41%	50.11%	60.25%
3 years		14.97%	30.98%	44.20%	58.28%	68.81%
4 years		16.81%	34.84%	49.30%	64.02%	74.35%
5 years		18.32%	37.97%	53.50%	68.20%	78.00%

[6] David B.H. Chaffe III, "Option Pricing as a Proxy for Discount for Lack of Marketability in Private Company Valuations," Business Valuation Review (December 1993): 182–6. (Model corrected and updated in 2009; the Carta Valuations LLC uses the corrected, updated model)



The Finnerty approach[7]

$$D(T) = V_0 e^{-qT}[\mathcal{N}(v\sqrt{T}/2) - \mathcal{N}(-v\sqrt{T}/2)]v\sqrt{T} = \sqrt{\sigma^2 T + \ln[2(e^{\sigma^2 T} - \sigma^2 T - 1)] - 2\ln(e^{\sigma^2 T} - 1)}$$

D(T) = Discount for Lack of Marketability

V₀ = The value of the share of common stock without transfer restrictions

q = Continuously compounded dividend yield

t = Time to expiration (% of year)

σ = Volatility

r = Risk-free rate

e = The mathematical constant = 2.71828…

N(.) = standard normal cumulative distribution function

REPRESENTATIVE DLOMS

Time to exit	Volatility:	25.00%	50.00%	75.00%	100.00%	125.00%
1 year		5.72%	11.24%	16.34%	20.85%	24.62%
2 years		8.04%	15.50%	21.84%	26.63%	29.74%
3 years		9.79%	18.52%	25.26%	29.50%	31.49%
4 years		11.24%	20.85%	27.54%	30.95%	32.05%
5 years		12.49%	22.73%	29.10%	31.66%	32.22%

Note: The Finnerty model has a mathematical asymptote at approximately 32%. Thus, for companies at higher volatilities, this model may understate the proper DLOM. [7] John D. Finnerty, "The Impact of Transfer Restrictions on Stock Prices." Analysis Group/ Economics (October 2002).



The Differential Put Approach

The Differential Put Approach is an option pricing model method that quantitatively approximates a discount for lack of marketability of common stock in a company where a precedent transaction, typically a preferred stock financing round, is used as an indication of fair value.

When applying the backsolve methodology to determine the value of common stock based on the price paid in the most recent preferred financing round, the resulting value of common stock already incorporates an implied discount for lack of marketability that is reflected in the price of the most recent preferred stock transaction. Therefore, according to the differential put approach, the appropriate discount for lack of marketability for the common stock is the incremental discount between the common stock and most recently transacted preferred share class.

The Chaffe or the Finnerty put models are applied to the share class volatilities to determine the specific discount for each share class.

$$D(T) = V_0 e^{-qT} \left(N(v\sqrt{T}/2) - N(-v\sqrt{T}/2) \right)$$

$$v\sqrt{T} = \sqrt{\sigma^2 T + \ln\left(2\left(e^{\sigma^2 T}\right)\right) - 2\ln\left(e^{\sigma^2 T} - 1\right)}$$

$$\text{DLOM}_{\text{incremental}} = 1 - (1 - \text{DLOM}_{\text{common}})/(1 - \text{DLOM}_{\text{preferred}})$$

$$\sigma_{\text{class}} = \sigma_{\text{equity}} * \text{Equity Value} * N(d_1)/\text{Class Value}$$

$$N(d_1)_{\text{class}} = \sum (N(d_1)_{\text{incremental}} * \text{Incremental Allocation})$$

$$p = X e^{-rt} N(-d_2) - S_0 N(-d_1)$$

S_0 = total equity value	*r = Risk-free rate*
X = equity breakpoint value	*e = The mathematical constant = 2.71828...*
t = Time to expiration (% of year)	*N(.) = standard normal cumulative distribution function*
σ = Volatility	